UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 4, 2020

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the First Quarter 2020 Report of UBS AG, and an additional risk factor disclosure, which appears immediately following this page.

First Quarter 2020 Report

UBS AG

First quarter 2020  report

3	Introduction

1.	Risk and capital management
6	Risk management and control
7	Capital management

2.	Consolidated financial statements
15	UBS AG interim consolidated financial statements (unaudited)

Appendix
59	Alternative performance measures
61	Abbreviations frequently used in our financial reports
63	Information sources
64	Cautionary statement

Corporate calendar UBS AG

Publication of the second quarter 2020 report:              Friday, 24 July 2020

Publication dates of quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

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© UBS 2020. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

First quarter 2020  report

UBS AG consolidated key figures

UBS AG consolidated key figures
	As of or for the quarter ended
USD million, except where indicated	31.3.20	31.12.19	31.3.19
Results
Operating income	8,009	7,145	7,343
Operating expenses	6,210	6,332	5,890
Operating profit / (loss) before tax	1,799	814	1,454
Net profit / (loss) attributable to shareholders	1,421	622	1,069
Profitability and growth
Return on equity (%)	10.2	4.6	8.1
Return on tangible equity (%)	11.5	5.2	9.3
Return on common equity tier 1 capital (%)	15.9	7.1	12.3
Return on risk-weighted assets, gross (%)	12.2	11.0	11.1
Return on leverage ratio denominator, gross (%)[1]	3.5	3.2	3.2
Cost / income ratio (%)	75.0	88.5	80.0
Net profit growth (%)	33.0	128.4	(24.3)
Resources
Total assets	1,099,185	971,916	956,737
Equity attributable to shareholders	57,814	53,754	53,216
Common equity tier 1 capital[2]	36,194	35,280	34,933
Risk-weighted assets[2]	284,706	257,831	266,581
Common equity tier 1 capital ratio (%)[2]	12.7	13.7	13.1
Going concern capital ratio (%)[2]	16.5	18.3	17.0
Total loss-absorbing capacity ratio (%)[2]	32.1	33.9	32.2
Leverage ratio denominator[2]	957,199	911,232	911,410
Leverage ratio denominator (with temporary FINMA exemption)[3]	903,756
Common equity tier 1 leverage ratio (%)[2]	3.78	3.87	3.83
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[3]	4.00
Going concern leverage ratio (%)[2]	4.9	5.2	5.0
Going concern leverage ratio (%) (with temporary FINMA exemption)[3]	5.2
Total loss-absorbing capacity leverage ratio (%)[2]	9.5	9.6	9.4
Other
Invested assets (USD billion)[4]	3,236	3,607	3,318
Personnel (full-time equivalents)	47,182	47,005	47,773

1 The leverage ratio denominator as of 31 March 2020, used for the return calculation, does not reflect the effect of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of the UBS Group first quarter 2020 report for more information.    2 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    3 Refer to the “Recent developments” section of the UBS Group first quarter 2020 report and the “Capital management” section of this report for further details about the temporary FINMA exemption.    4 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in our external reports (annual, quarterly and other reports). We use APMs to provide a fuller picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

Introduction

Structure of this report

UBS Group AG is the holding company for the UBS Group and the parent company of UBS AG. UBS Group AG holds 100% of the issued shares in UBS AG. Financial information for UBS AG consolidated does not differ materially from that for UBS Group AG consolidated.

This report includes risk and capital management information for UBS AG consolidated and the interim consolidated financial statements, as well as UBS AG standalone financial information for the quarter ended 31 March 2020. Regulatory information for UBS AG standalone is provided in the 31 March 2020 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

→   Refer to the UBS Group first quarter 2020 report available under “Quarterly reporting” at www.ubs.com/investors  for more information

Comparison between UBS Group AG consolidated and UBS AG consolidated

The table on the following page contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated.

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–   The equity of UBS Group AG consolidated was USD 0.1 billion higher than the equity of UBS AG consolidated as of 31 March 2020. This difference is mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our share repurchase program and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   The going concern capital of UBS Group AG consolidated was USD 4.8 billion higher than the going concern capital of UBS AG consolidated as of 31 March 2020, reflecting higher going concern loss-absorbing additional tier 1 (AT1) capital of USD 4.3 billion and higher common equity tier 1 (CET1) capital of USD 0.5 billion.

–   The CET1 capital of UBS Group AG consolidated was USD 0.5 billion higher than that of UBS AG consolidated as of 31 March 2020. The difference in CET1 capital was primarily due to higher UBS Group AG consolidated IFRS equity of USD 0.1 billion, as described above, and different accruals for future capital returns to shareholders, partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

–   The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 4.3 billion higher than that of UBS AG consolidated as of 31 March 2020, reflecting deferred contingent capital plan awards and low-trigger loss-absorbing AT1 capital notes. These AT1 capital notes were issued by UBS Group AG after the implementation of the new Swiss SRB framework, and only qualify as gone concern loss-absorbing capacity at the UBS AG consolidated level.

→   Refer to “Holding company and significant regulated subsidiaries and sub-groups” under “Complementary financial information” at www.ubs.com/investors  for an illustration of the consolidation scope differences between UBS AG and UBS Group AG

→   Refer to the “Capital management” section of this report for more information about differences in the loss-absorbing capacity between UBS Group AG consolidated and UBS AG consolidated

Introduction

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 31.3.20			As of or for the quarter ended 31.12.19
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	7,934	8,009	(75)	7,052	7,145	(93)
Operating expenses	5,926	6,210	(285)	6,124	6,332	(207)
Operating profit / (loss) before tax	2,008	1,799	209	928	814	114
of which: Global Wealth Management	1,218	1,201	18	766	754	12
of which: Personal & Corporate Banking	334	335	0	310	311	(1)
of which: Asset Management	157	157	0	180	180	0
of which: Investment Bank	709	679	30	(22)	(18)	(4)
of which: Group Functions	(410)	(572)	162	(306)	(413)	107
Net profit / (loss)	1,598	1,424	174	727	628	100
of which: net profit / (loss) attributable to shareholders	1,595	1,421	174	722	622	100
of which: net profit / (loss) attributable to non-controlling interests	3	3	0	6	6	0

Statement of comprehensive income
Other comprehensive income	2,597	2,671	(74)	(2,295)	(1,475)	(819)
of which: attributable to shareholders	2,602	2,675	(74)	(2,299)	(1,479)	(819)
of which: attributable to non-controlling interests	(5)	(5)	0	4	4	0
Total comprehensive income	4,195	4,095	100	(1,567)	(847)	(720)
of which: attributable to shareholders	4,197	4,097	100	(1,577)	(857)	(720)
of which: attributable to non-controlling interests	(2)	(2)	0	10	10	0

Balance sheet
Total assets	1,098,099	1,099,185	(1,085)	972,183	971,916	267
Total liabilities	1,039,981	1,041,201	(1,220)	917,476	917,988	(512)
Total equity	58,118	57,983	135	54,707	53,928	779
of which: equity attributable to shareholders	57,949	57,814	135	54,533	53,754	779
of which: equity attributable to non-controlling interests	169	169	0	174	174	0

Capital information
Common equity tier 1 capital	36,691	36,194	497	35,582	35,280	302
Going concern capital	51,916	47,115	4,801	51,888	47,237	4,650
Risk-weighted assets	286,256	284,706	1,551	259,208	257,831	1,376
Common equity tier 1 capital ratio (%)	12.8	12.7	0.1	13.7	13.7	0.0
Going concern capital ratio (%)	18.1	16.5	1.6	20.0	18.3	1.7
Total loss-absorbing capacity ratio (%)	32.7	32.1	0.6	34.6	33.9	0.7
Leverage ratio denominator	955,932	957,199	(1,267)	911,325	911,232	94
Leverage ratio denominator (with temporary FINMA exemption)[1]	877,463	903,756	(26,293)
Common equity tier 1 leverage ratio (%)	3.84	3.78	0.06	3.90	3.87	0.03
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[1]	4.18	4.00	0.18
Going concern leverage ratio (%)	5.4	4.9	0.5	5.7	5.2	0.5
Going concern leverage ratio (%) (with temporary FINMA exemption)[1]	5.9	5.2	0.7
Total loss-absorbing capacity leverage ratio (%)	9.8	9.5	0.3	9.8	9.6	0.2

1 Refer to the “Recent developments” section and the “Capital management” section of the UBS Group first quarter 2020 report and the “Capital management” section of this report for further details about the temporary FINMA exemption.

Risk and capital management

Management report

Risk management and control

Risk management and control

UBS AG consolidated risk profile

The risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG consolidated and risk information provided in the UBS Group first quarter 2020 report is equally applicable to UBS AG consolidated.

The credit risk profile of UBS AG consolidated differs from that of UBS Group AG consolidated primarily in relation to receivables of UBS AG and UBS Switzerland AG from UBS Group AG. As a result of these receivables, total banking products exposure of UBS AG consolidated as of 31 March 2020 was USD 2.5 billion, or 0.4%, higher than the exposure of UBS Group, compared with USD 1.2 billion, or 0.2%, as of 31 December 2019.

→   Refer to the “Risk management and control” section of the UBS Group first quarter 2020 report for more information

Capital management

Going and gone concern requirements and information

UBS is considered a systemically relevant bank (an SRB) under Swiss banking law and, on a consolidated basis, both UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs.

The Swiss SRB framework and requirements applicable to UBS AG consolidated are consistent with those applicable to UBS Group AG consolidated and are described in the “Capital management” section of our Annual Report 2019. Effective from 1 January 2020, we have adopted the Capital Adequacy Ordinance (the CAO) issued in November 2019 whereby instruments available to meet gone concern requirements remain eligible until one year before maturity without the previously applicable 50% haircut in the last year of eligibility.

UBS AG is subject to going and gone concern requirements on a standalone basis. Capital and other regulatory information for UBS AG standalone is provided in the 31 March 2020 Pillar 3 report – UBS Group AG and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

In connection with COVID-19, the Swiss Financial Market Supervisory Authority (FINMA) has permitted banks to temporarily exclude central bank sight deposits from the leverage ratio denominator (LRD) for the purpose of calculating going concern ratios. This exemption applies until 1 July 2020 and may be extended. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution.

Outside of this section of this report, for simplicity and due to the short-term nature of the FINMA exemption, we have chosen to present LRD excluding the temporary FINMA exemption. The effects of the temporary exemption are presented in a separate table on the following page.

Capital management

Swiss SRB going and gone concern requirements and information

As of 31.3.20	RWA		LRD[1]
USD million, except where indicated	in %	in USD million	in %	in USD million
Required going concern capital
Total going concern capital	13.96[2]	39,733	4.88[2]	46,663
Common equity tier 1 capital	9.66	27,491	3.38	32,305
of which: minimum capital	4.50	12,812	1.50	14,358
of which: buffer capital	5.14	14,634	1.88	17,947
of which: countercyclical buffer[3]	0.02	45
Maximum additional tier 1 capital	4.30	12,242	1.50	14,358
of which: additional tier 1 capital	3.50	9,965	1.50	14,358
of which: additional tier 1 buffer capital	0.80	2,278

Eligible going concern capital
Total going concern capital	16.55	47,115	4.92	47,115
Common equity tier 1 capital	12.71	36,194	3.78	36,194
Total loss-absorbing additional tier 1 capital	3.84	10,921	1.14	10,921
of which: high-trigger loss-absorbing additional tier 1 capital	3.84	10,921	1.14	10,921

Required gone concern capital[4]
Total gone concern loss-absorbing capacity	10.01	28,512	3.58	34,290
of which: base requirement	12.86	36,613	4.50	43,074
of which: additional requirement for market share and LRD	1.08	3,075	0.38	3,589
of which: applicable reduction on requirements	(3.93)	(11,176)	(1.29)	(12,374)
of which: rebate granted (equivalent to 42.5% of maximum rebate)	(2.27)	(6,461)	(0.80)	(7,628)
of which: reduction for usage of low-trigger additional tier 1 and tier 2 capital instruments	(1.66)	(4,714)	(0.50)	(4,746)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	15.51	44,167	4.61	44,167
Total tier 1 capital	0.87	2,463	0.26	2,463
of which: low-trigger loss-absorbing additional tier 1 capital[5]	0.87	2,463	0.26	2,463
Total tier 2 capital	2.65	7,551	0.79	7,551
of which: low-trigger loss-absorbing tier 2 capital	2.46	7,017	0.73	7,017
of which: non-Basel III-compliant tier 2 capital	0.19	534	0.06	534
TLAC-eligible senior unsecured debt	12.00	34,153	3.57	34,153

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.97	68,245	8.46	80,953
Eligible total loss-absorbing capacity	32.06	91,283	9.54	91,283

1 LRD-based requirements and eligible capital presented in this table do not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our UBS Group first quarter 2020 report available under “Quarterly reporting” at www.ubs.com/investors for more information.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 Reflects the countercyclical buffer (CCyB) requirement for Hong Kong and Luxembourg. The CCyBs of Switzerland and other countries have been deactivated or reduced in the first quarter of 2020, resulting in a temporary reduction of the capital requirement by 29 basis points compared with 31 December 2019.    4 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years.    5 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented and therefore do not meet going concern capital requirements in all entities.

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 31.3.20	LRD
USD million, except where indicated	in %

Leverage ratio denominator before temporary exemption		957,199
Effective relief		(53,443)
of which: central bank sight deposits eligible for relief		(132,377)
of which: reduction of relief due to planned dividend distribution		78,933
Leverage ratio denominator after temporary exemption		903,756

Required going concern capital
Total going concern capital	4.88	44,058
Common equity tier 1 capital	3.38	30,502

Eligible going concern capital
Total going concern capital	5.21	47,115
Common equity tier 1 capital	4.00	36,194

Swiss SRB going and gone concern information

USD million, except where indicated	31.3.20	31.12.19

Eligible going concern capital
Total going concern capital	47,115	47,237
Total tier 1 capital	47,115	47,237
Common equity tier 1 capital	36,194	35,280
Total loss-absorbing additional tier 1 capital	10,921	11,958
of which: high-trigger loss-absorbing additional tier 1 capital	10,921	11,958

Eligible gone concern capital
Total gone concern loss-absorbing capacity	44,167	40,168
Total tier 1 capital	2,463	2,415
of which: low-trigger loss-absorbing additional tier 1 capital[1]	2,463	2,415
Total tier 2 capital	7,551	7,431
of which: low-trigger loss-absorbing tier 2 capital	7,017	6,892
of which: non-Basel III-compliant tier 2 capital	534	540
TLAC-eligible senior unsecured debt	34,153[2]	30,322

Total loss-absorbing capacity
Total loss-absorbing capacity	91,283	87,405

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	284,706	257,831
Leverage ratio denominator[3]	957,199	911,232

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	16.5	18.3
of which: common equity tier 1 capital ratio	12.7	13.7
Gone concern loss-absorbing capacity ratio	15.5	15.6
Total loss-absorbing capacity ratio	32.1	33.9

Leverage ratios (%)[3]
Going concern leverage ratio	4.9	5.2
of which: common equity tier 1 leverage ratio	3.78	3.87
Gone concern leverage ratio	4.6	4.4
Total loss-absorbing capacity leverage ratio	9.5	9.6

1 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented and therefore do not meet going concern capital requirements in all entities.    2 The eligibility criteria applicable as of 1 January 2020 have been revised under the Capital Adequacy Ordinance issued in November 2019 whereby instruments available to meet gone concern requirements remain eligible until one year before maturity without the previously applicable 50% haircut in the last year of eligibility.    3 Leverage ratio denominator (LRD) and leverage ratios for 31 March 2020 do not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented on the previous page in this section.

Capital management

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 31.3.20
USD million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference

Eligible going concern capital
Total going concern capital	51,916	47,115	4,801
Total tier 1 capital	51,916	47,115	4,801
Common equity tier 1 capital	36,691	36,194	497
Total loss-absorbing additional tier 1 capital	15,225	10,921	4,304
of which: high-trigger loss-absorbing additional tier 1 capital	12,761	10,921	1,840
of which: low-trigger loss-absorbing additional tier 1 capital	2,464		2,464

Eligible gone concern capital
Total gone concern loss-absorbing capacity	41,704	44,167	(2,463)
Total tier 1 capital		2,463	(2,463)
of which: low-trigger loss-absorbing additional tier 1 capital		2,463[1]	(2,463)
Total tier 2 capital	7,551	7,551	0
of which: low-trigger loss-absorbing tier 2 capital	7,017	7,017	0
of which: non-Basel III-compliant tier 2 capital	534	534	0
TLAC-eligible senior unsecured debt	34,153	34,153	0

Total loss-absorbing capacity
Total loss-absorbing capacity	93,620	91,283	2,338

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	286,256	284,706	1,551
Leverage ratio denominator[2]	955,932	957,199	(1,267)

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	18.1	16.5	1.6
of which: common equity tier 1 capital ratio	12.8	12.7	0.1
Gone concern loss-absorbing capacity ratio	14.6	15.5	(0.9)
Total loss-absorbing capacity ratio	32.7	32.1	0.6

Leverage ratios (%)[2]
Going concern leverage ratio	5.4	4.9	0.5
of which: common equity tier 1 leverage ratio	3.84	3.78	0.06
Gone concern leverage ratio	4.4	4.6	(0.3)
Total loss-absorbing capacity leverage ratio	9.8	9.5	0.3

1 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented and therefore do not meet going concern capital requirements in all entities.    2 Leverage ratio denominator (LRD) and leverage ratios for 31 March 2020 do not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented in the “Swiss SRB going concern requirements and information including temporary FINMA exemption” table in this section.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 31.3.20
USD million	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference
Total IFRS equity	58,118	57,983	135
Equity attributable to non-controlling interests	(169)	(169)	0
Defined benefit plans, net of tax	(260)	(260)	0
Deferred tax assets recognized for tax loss carry-forwards	(6,272)	(6,272)	0
Goodwill, net of tax	(5,983)	(5,983)	0
Intangible assets, net of tax	(170)	(170)	0
Compensation-related components (not recognized in net profit)	(980)		(980)
Expected losses on advanced internal ratings-based portfolio less provisions	(429)	(429)	0
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,765)	(2,765)	0
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax	(1,037)	(1,037)	0
Unrealized gains related to debt instruments at fair value through OCI, net of tax	(161)	(161)	0
Prudential valuation adjustments	(218)	(218)	0
Accruals for dividends to shareholders for 2019	(2,628)	(3,848)	1,220
Other[1]	(357)	(479)	122
Total common equity tier 1 capital	36,691	36,194	497
1 Includes accruals for dividends to shareholders for the current year and other items.

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

The going concern capital of UBS AG consolidated was USD 4.8 billion lower than the going concern capital of UBS Group AG consolidated as of 31 March 2020, reflecting lower additional tier 1 (AT1) capital of USD 4.3 billion and lower common equity tier 1 (CET1) capital of USD 0.5 billion. The gone concern loss-absorbing capacity of UBS AG consolidated was USD 2.5 billion higher, due to low-trigger loss-absorbing AT1 capital.

The CET1 capital of UBS AG consolidated was USD 0.5 billion lower than that of UBS Group AG consolidated as of 31 March 2020. The difference in CET1 capital was primarily due to higher UBS Group AG consolidated IFRS equity of USD 0.1 billion and different accruals for future capital returns to shareholders, partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

The going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 4.3 billion lower than that of UBS Group AG consolidated as of 31 March 2020, reflecting Deferred Contingent Capital Plan awards granted to eligible employees for the performance years 2015 to 2019 and USD 2.5 billion low-trigger AT1 capital notes.

The aforementioned difference of USD 2.5 billion in gone concern low-trigger AT1 capital relates to capital instruments that were on-lent to UBS AG after the new Swiss SRB framework had been implemented and are therefore not recognized within going concern capital but qualify as gone concern loss-absorbing capacity. Issuances of low-trigger AT1 capital from UBS Group AG were all made prior to the implementation of the new Swiss SRB framework and therefore qualify as going concern capital.

Differences in capital between UBS Group AG consolidated and UBS AG consolidated related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

The leverage ratio framework for UBS AG consolidated is consistent with that of UBS Group AG consolidated. As of 31 March 2020, the going concern leverage ratio of UBS AG consolidated was 0.5 percentage points lower than that of UBS Group AG consolidated, mainly because the going concern capital of UBS AG consolidated was USD 4.8 billion lower.

→   Refer to the “Capital management” section of the UBS Group first quarter 2020 report available under “Quarterly reporting” at www.ubs.com/investors  for information about the developments of loss-absorbing capacity, RWA and LRD for UBS Group AG consolidated

→   Refer to the “Introduction” section of this report for more information about the differences in equity between UBS AG consolidated and UBS Group AG

Consolidated
financial statements

Unaudited

Table of contents

UBS AG interim consolidated financial statements (unaudited)

15	Income statement
16	Statement of comprehensive income
18	Balance sheet
20	Statement of changes in equity
22	Statement of cash flows

24	1 Basis of accounting
27	2 Segment reporting
28	3 Net interest income
29	4 Net fee and commission income
29	5 Other income
30	6 Personnel expenses
30	7 General and administrative expenses
30	8 Income taxes
31	9 Expected credit loss measurement
36	10 Fair value measurement
45	11 Derivative instruments
46	12 Other assets and liabilities
48	13 Debt issued designated at fair value
48	14 Debt issued measured at amortized cost
49	15 Provisions and contingent liabilities
58	16 Guarantees, commitments and forward starting transactions
58	17 Currency translation rates
58	18 Events after the reporting period

UBS AG interim consolidated
financial statements (unaudited)

Income statement
		For the quarter ended
USD million	Note	31.3.20	31.12.19	31.3.19
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	2,457	2,570	2,674
Interest expense from financial instruments measured at amortized cost	3	(1,406)	(1,600)	(1,912)
Net interest income from financial instruments measured at fair value through profit or loss		262	274	339
Net interest income	3	1,313	1,244	1,101
Other net income from financial instruments measured at fair value through profit or loss		1,775	1,376	1,936
Credit loss (expense) / recovery	9	(268)	(8)	(20)
Fee and commission income	4	5,481	4,861	4,566
Fee and commission expense	4	(456)	(458)	(409)
Net fee and commission income	4	5,025	4,403	4,157
Other income	5	164	130	169
Total operating income		8,009	7,145	7,343
Personnel expenses	6	3,710	3,323	3,468
General and administrative expenses	7	2,080	2,456	2,026
Depreciation and impairment of property, equipment and software		405	428	379
Amortization and impairment of goodwill and intangible assets		16	125	16
Total operating expenses		6,210	6,332	5,890
Operating profit / (loss) before tax		1,799	814	1,454
Tax expense / (benefit)	8	375	186	387
Net profit / (loss)		1,424	628	1,067
Net profit / (loss) attributable to non-controlling interests		3	6	(2)
Net profit / (loss) attributable to shareholders		1,421	622	1,069

UBS AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19

Comprehensive income attributable to shareholders
Net profit / (loss)	1,421	622	1,069

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(274)	715	(151)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	136	(349)	26
Foreign currency translation differences on foreign operations reclassified to the income statement	0	3	1
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	(8)	(2)	0
Income tax relating to foreign currency translations, including the impact of net investment hedges	0	(1)	1
Subtotal foreign currency translation, net of tax	(147)	367	(122)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	208	(12)	81
Realized gains reclassified to the income statement from equity	(9)	(4)	(1)
Realized losses reclassified to the income statement from equity	0	0	0
Income tax relating to net unrealized gains / (losses)	(51)	4	(17)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	147	(11)	62
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	1,953	(545)	588
Net (gains) / losses reclassified to the income statement from equity	(103)	(82)	(21)
Income tax relating to cash flow hedges	(345)	121	(107)
Subtotal cash flow hedges, net of tax	1,505	(506)	459
Fair value hedges of foreign currency risk
Change in fair value of cost of hedging, before tax	6
Amortization of initial cost of hedging to the income statement	2
Income tax relating to cost of hedging	0
Subtotal cost of hedging, net of tax	8
Total other comprehensive income that may be reclassified to the income statement, net of tax	1,514	(150)	399

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	104[1]	(1,447)	(160)
Income tax relating to defined benefit plans	124	265	(16)
Subtotal defined benefit plans, net of tax	228	(1,181)	(176)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	1,156	(147)	(326)
Income tax relating to own credit on financial liabilities designated at fair value	(223)	0	8
Subtotal own credit on financial liabilities designated at fair value, net of tax	934	(147)	(318)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	1,161	(1,329)	(494)

Total other comprehensive income	2,675	(1,479)	(94)
Total comprehensive income attributable to shareholders	4,097	(857)	974

Statement of comprehensive income (continued)
	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	3	6	(2)

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(5)	4	4
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	(5)	4	4
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(5)	4	4
Total comprehensive income attributable to non-controlling interests	(2)	10	2

Total comprehensive income
Net profit / (loss)	1,424	628	1,067
Other comprehensive income	2,671	(1,475)	(90)
of which: other comprehensive income that may be reclassified to the income statement	1,514	(150)	399
of which: other comprehensive income that will not be reclassified to the income statement	1,157	(1,325)	(489)
Total comprehensive income	4,095	(847)	977

1 Includes a net pre-tax OCI gain of USD 247 million related to UK defined benefit plans (driven by a decrease in the defined benefit obligation mainly resulting from a higher discount rate), largely offset by a net pre-tax OCI loss of USD 148 million related to the Swiss pension plan (driven by an extraordinary employer contribution of USD 143 million that increased the gross plan assets, but led to an OCI loss as no net pension asset could be recognized on the balance sheet as of 31 March 2020 due to the asset ceiling). Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of the Annual Report 2019 for more information about the effects from changes to the Swiss pension plan and the measures to mitigate them.

UBS AG interim consolidated financial statements (unaudited)

Balance sheet
USD million	Note	31.3.20	31.12.19

Assets
Cash and balances at central banks		139,258	107,068
Loans and advances to banks		16,893	12,379
Receivables from securities financing transactions		89,648	84,245
Cash collateral receivables on derivative instruments	11	39,549	23,289
Loans and advances to customers	9	339,946	327,992
Other financial assets measured at amortized cost	12	23,907	23,012
Total financial assets measured at amortized cost		649,202	577,985
Financial assets at fair value held for trading	10	90,686	127,695
of which: assets pledged as collateral that may be sold or repledged by counterparties		31,192	41,285
Derivative financial instruments	10, 11	212,986	121,843
Brokerage receivables	10	20,319	18,007
Financial assets at fair value not held for trading	10	82,490	83,636
Total financial assets measured at fair value through profit or loss		406,482	351,181
Financial assets measured at fair value through other comprehensive income	10	7,653	6,345
Investments in associates		1,042	1,051
Property, equipment and software		11,812	11,826
Goodwill and intangible assets		6,407	6,469
Deferred tax assets		9,289	9,513
Other non-financial assets	12	7,299	7,547
Total assets		1,099,185	971,916

Balance sheet (continued)
USD million	Note	31.3.20	31.12.19

Liabilities
Amounts due to banks		18,822	6,570
Payables from securities financing transactions		12,867	7,778
Cash collateral payables on derivative instruments	11	45,649	31,416
Customer deposits		468,422	450,591
Funding from UBS Group AG and its subsidiaries		49,192	47,866
Debt issued measured at amortized cost	14	66,479	62,835
Other financial liabilities measured at amortized cost	12	10,462	10,373
Total financial liabilities measured at amortized cost		671,893	617,429
Financial liabilities at fair value held for trading	10	32,572	30,591
Derivative financial instruments	10, 11	206,654	120,880
Brokerage payables designated at fair value	10	37,652	37,233
Debt issued designated at fair value	10, 13	53,040	66,592
Other financial liabilities designated at fair value	10, 12	31,794	36,157
Total financial liabilities measured at fair value through profit or loss		361,713	291,452
Provisions	15	2,530	2,938
Other non-financial liabilities	12	5,065	6,168
Total liabilities		1,041,201	917,988

Equity
Share capital		338	338
Share premium		24,663	24,659
Retained earnings		25,994	23,451
Other comprehensive income recognized directly in equity, net of tax		6,820	5,306
Equity attributable to shareholders		57,814	53,754
Equity attributable to non-controlling interests		169	174
Total equity		57,983	53,928
Total liabilities and equity		1,099,185	971,916

UBS AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million	Share capital	Share premium	Retained earnings
Balance as of 1 January 2019 before the adoption of IFRIC 23	338	24,655	23,317
Effect of adoption of IFRIC 23			(11)
Balance as of 1 January 2019 after the adoption of IFRIC 23	338	24,655	23,306
Issuance of share capital
Premium on shares issued and warrants exercised
Tax (expense) / benefit		2
Dividends
Translation effects recognized directly in retained earnings			4
New consolidations / (deconsolidations) and other increases / (decreases)		(6)
Total comprehensive income for the period			575
of which: net profit / (loss)			1,069
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			(176)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(318)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2019	338	24,651	23,886

Balance as of 1 January 2020	338	24,659	23,451
Issuance of share capital
Premium on shares issued and warrants exercised
Tax (expense) / benefit		4
Dividends
Translation effects recognized directly in retained earnings			0
Share of changes in retained earnings of associates and joint ventures			(40)
New consolidations / (deconsolidations) and other increases / (decreases)		0
Total comprehensive income for the period			2,583
of which: net profit / (loss)			1,421
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			228
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			934
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2020	338	24,663	25,994
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	of which: fair value hedges of foreign currency risk	Total equity attributable to shareholders	Non-controlling interests	Total equity
3,946	3,940	(103)	109		52,256	176	52,432
					(11)		(11)
3,946	3,940	(103)	109		52,245	176	52,421
					0		0
					0		0
					2		2
					0	(4)	(4)
(4)			(4)		0		0
					(6)	0	(7)
399	(122)	62	459		974	2	977
					1,069	(2)	1,067
399	(122)	62	459		399		399
					(176)		(176)
					(318)		(318)
					0	4	4
4,341	3,818	(40)	564		53,216	173	53,389

5,306	4,032	14	1,260		53,754	174	53,928
					0		0
					0		0
					4		4
					0	(3)	(3)
0		0	0		0		0
					(40)		(40)
					0	0	0
1,514	(147)	147	1,505	8	4,097	(2)	4,095
					1,421	3	1,424
1,514	(147)	147	1,505	8	1,514		1,514
					228		228
					934		934
					0	(5)	(5)
6,820	3,885	162	2,765	8	57,814	169	57,983

UBS AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
USD million	31.3.20	31.3.19

Cash flow from / (used in) operating activities
Net profit / (loss)	1,424	1,067
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	405	379
Amortization and impairment of intangible assets	16	16
Credit loss expense / (recovery)	268	20
Share of net profits of associates / joint ventures and impairment of associates	(16)	(15)
Deferred tax expense / (benefit)	192	228
Net loss / (gain) from investing activities	84	(73)
Net loss / (gain) from financing activities	(12,586)	4,272
Other net adjustments	(275)	178
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	12,436	(1,696)
Securities financing transactions	(439)	(9,997)
Cash collateral on derivative instruments	(2,034)	(131)
Loans and advances to customers	(12,379)	(1,570)
Customer deposits	18,522	9,797
Financial assets and liabilities at fair value held for trading and derivative financial instruments	35,457	1,697
Brokerage receivables and payables	(1,903)	1,473
Financial assets at fair value not held for trading, other financial assets and liabilities	(2,399)	(1,266)
Provisions, other non-financial assets and liabilities	(1,690)	(639)
Income taxes paid, net of refunds	(258)	(204)
Net cash flow from / (used in) operating activities	34,823	3,535

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(1)	(1)
Disposal of subsidiaries, associates and intangible assets	0	27
Purchase of property, equipment and software	(327)	(314)
Disposal of property, equipment and software	3	2
Purchase of financial assets measured at fair value through other comprehensive income	(1,835)	(1,033)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	674	610
Net (purchase) / redemption of debt securities measured at amortized cost	38	629
Net cash flow from / (used in) investing activities	(1,449)	(79)

Statement of cash flows (continued)
	Year-to-date
USD million	31.3.20	31.3.19

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	5,751	(6,858)
Repayment of lease liabilities[1]	(135)
Issuance of long-term debt, including debt issued designated at fair value	21,268	14,704
Repayment of long-term debt, including debt issued designated at fair value	(22,703)	(10,263)
Funding from UBS Group AG and its subsidiaries[2]	530	2,938
Net changes in non-controlling interests	(8)	(4)
Net cash flow from / (used in) financing activities	4,703	515

Total cash flow
Cash and cash equivalents at the beginning of the period	119,804	125,853
Net cash flow from / (used in) operating, investing and financing activities	38,078	3,972
Effects of exchange rate differences on cash and cash equivalents	(172)	(1,292)
Cash and cash equivalents at the end of the period[3]	157,711	128,534
of which: cash and balances at central banks[4]	139,155	110,514
of which: loans and advances to banks	16,009	15,735
of which: money market paper[5]	2,547	2,285

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash[6]	3,461	3,925
Interest paid in cash[6]	2,923	3,404
Dividends on equity investments, investment funds and associates received in cash	727	1,238

1 In 2019 cash payments for the principal portion of the lease liability were classified within operating activities under Financial assets at fair value not held for trading, other financial assets and liabilities.    2 Includes funding from UBS Group AG and its subsidiaries measured at amortized cost (recognized in Funding from UBS Group AG and its subsidiaries in the balance sheet) and measured at fair value (recognized in Other financial liabilities designated at fair value in the balance sheet).    3 USD 4,370 million and USD 4,678 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 31 March 2020 and 31 March 2019, respectively. Refer to “Note 26 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.    4 Includes only balances with an original maturity of three months or less.    5 Money market paper is included in the balance sheet under Financial assets at fair value held for trading (31 March 2020: USD 402 million; 31 March 2019: USD 649 million), Financial assets at fair value not held for trading (31 March 2020: USD 1,729 million; 31 March 2019: USD 1,475 million), Other financial assets measured at amortized cost (31 March 2020: USD 397 million; 31 March 2019: USD 155 million) and Financial assets measured at fair value through other comprehensive income (31 March 2020: USD 19 million; 31 March 2019: USD 5 million).    6 Interest received and paid in cash for the quarter ended 31 March 2019 include the total of interest on financial instruments measured at amortized cost / fair value through other comprehensive income (USD 2,637 million interest received and USD 2,082 million interest paid) and interest on financial instruments measured at fair value through profit or loss (USD 1,288 million interest received and USD 1,322 million interest paid). Refer to the Statement of cash flows in the “Consolidated financial statements” section of the Annual Report 2019.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Notes to the UBS AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting

Basis of preparation

The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), and are presented in US dollars (USD), which is also the functional currency of: UBS AG’s Head Office; UBS AG, London Branch; and UBS AG’s US-based operations. These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual financial statements for the period ended 31 December 2019, except for the changes described in this Note. These interim financial statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated financial statements included in the Annual Report 2019. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2019.
Critical accounting estimates and judgments affected by the COVID-19 pandemic

UBS AG has considered the statement made by the IASB on 27 March 2020 on accounting for expected credit losses under IFRS 9, Financial Instruments, given the uncertainty resulting from the COVID-19 pandemic. UBS AG has continued to comply with the requirements of IFRS 9 in arriving at an unbiased, probability-weighted estimate of expected credit losses. Appropriate judgment has been applied when determining the effects of COVID-19, given the significant uncertainty that exists, in particular when assessing future macroeconomic conditions and whether a significant increase in credit risk has occurred. In addition, effects arising from the various government support measures have been considered.

→   Refer to Note 9 for more information

Presentation of interest income and expense from financial instruments measured at fair value through profit or loss

Effective from 1 January 2020, UBS AG presents interest income and interest expense from financial instruments measured at fair value through profit or loss on a net basis in its income statement, in line with how UBS AG assesses and manages interest and in accordance with IFRS. This presentation change has no effect on Net interest income or on Net profit attributable to shareholders. Prior periods have been aligned with this change in presentation. Further information about net interest income from financial instruments measured at fair value through profit or loss is provided in Note 3.

Segment reporting

Effective from 1 January 2020, UBS AG only reports total operating expenses for each business division and no longer discloses a detailed cost breakdown by financial statement line item within its segment reporting disclosures provided in Note 2. This change streamlines reporting, ensures alignment with how UBS AG manages its cost base and has no effect on the income statement, or on the net profit of any business division.

In addition, UBS AG has renamed Corporate Center, including Group Treasury, Non-core and Legacy Portfolio and Group services and other, to Group Functions in order to better reflect the nature of the activities it performs.

Note 1   Basis of accounting (continued)

Adoption of hedge accounting requirements of IFRS 9, Financial Instruments

Application and transition effect

Effective from 1 January 2020, UBS AG has prospectively adopted the hedge accounting requirements of IFRS 9, Financial Instruments, for all of its existing hedge accounting programs, except for fair value hedges of portfolio interest rate risk, which, as permitted under IFRS 9, continue to be accounted for under IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9’s hedge accounting model further aligns accounting with risk management practices, amends hedge effectiveness requirements and prohibits voluntary de-designations. IFRS 9 permits the designation of certain additional hedged items, including layer components, net positions, and aggregated exposures, such as a combination of a non-derivative and derivative. IFRS 9 also introduces the concept of “cost of hedging,” under which the time value of an option contract, the forward element of a forward contract or foreign currency basis spread in a cross-currency swap can be deferred in other comprehensive income and, depending on the nature of the hedged transaction, released to the income statement either when the hedged item affects the income statement or over the term of the hedged item.

The adoption of these requirements had no financial impact on UBS AG’s financial statements. However, the adoption allows UBS AG to designate more effective hedge accounting relationships, including fair value hedges of foreign currency risk using cross-currency swaps, and to reduce income statement volatility caused by foreign currency basis spread.

Starting from 1 January 2020, UBS AG has been utilizing the concept of “cost of hedging” in its newly designated fair value hedge program of foreign currency debt using cross-currency swaps. The hedged risk is determined as changes in the value of the hedged items arising solely from changes in spot foreign exchange rates. The foreign currency basis spread in cross-currency swaps is excluded from the hedge designation and accounted for through other comprehensive income as a cost of hedging. As of 31  March 2020, the notional of hedging instruments and hedged items designated in the program amounted to USD 13.1 billion, with a gain of USD 8 million deferred in other comprehensive income as a cost of hedging.

Update to significant accounting policy – Hedge accounting (disclosed in “Note 1a item 3j Hedge accounting” in the financial statements 2019 included in the Annual Report 2019)

Hedge accounting under IFRS 9

UBS AG applies hedge accounting requirements of IFRS 9, Financial Instruments, for fair value hedges of interest rate risk related to debt instruments, fair value hedges of foreign exchange risk related to debt instruments, cash flow hedges of forecast transactions and hedges of net investments in foreign operations.

At the time a financial instrument is designated in a hedge relationship, UBS AG formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, the nature of risk being hedged and the methods that will be used to assess whether the hedge effectiveness criteria are met. As part of effectiveness testing, UBS AG assesses, both at the inception of the hedge and on an ongoing basis, whether there is an economic relationship between the hedged item and the hedging instrument, including whether the relationship is dominated by the effect of credit risk and whether the appropriate hedge ratio is being used. In the case of hedging forecast transactions, the forecast transaction must be highly probable to occur. UBS AG discontinues hedge accounting when: (i) the hedge effectiveness criteria have ceased to be met; (ii) the derivative expires or is sold, terminated or exercised; (iii) the hedged item matures, is sold or repaid; (iv) forecast transactions are no longer deemed to meet the highly probable criteria; or (v) the risk management objective on the basis of which the hedge relationship was designated changes. Voluntary discontinuation of hedge accounting is not permitted.

Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging instrument differ from changes in the fair value of the hedged item attributable to the hedged risk, or the amount by which changes in the present value of future cash flows of the hedging instrument exceed changes in the present value of expected cash flows of the hedged item. Such ineffectiveness is recorded in Other net income from financial instruments measured at fair value through profit or loss.

Fair value hedges of interest rate risk related to debt instruments

In fair value hedges of interest rate risk, the fair value change of the hedged item attributable to the hedged risk is reflected as an adjustment to the carrying value of the hedged item and recognized in the income statement along with the change in the fair value of the hedging instrument. If the hedge accounting relationship is terminated for reasons other than derecognition of the hedged item, the adjustment to the carrying value is amortized to the income statement over the remaining term to maturity of the hedged item using the effective interest rate method.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 1   Basis of accounting (continued)

Fair value hedges of foreign exchange risk related to debt instruments

In fair value hedges of foreign currency risk, the fair value change of the hedged item attributable to the hedged risk is reflected in the measurement of the hedged item and recognized in the income statement along with the change in the fair value of the hedging instrument. The foreign currency basis spread of cross-currency swaps designated as hedging derivatives is excluded from the designation of fair value hedges of foreign currency risk. UBS AG has chosen to account for the foreign currency basis as a cost of hedging with amounts deferred in Other comprehensive income within Equity. These amounts are released to the income statement over the term of the hedged item or upon discontinuation of the hedge relationship.

Cash flow hedges of forecast transactions

Fair value gains or losses associated with the effective portion of derivatives designated as cash flow hedges for cash flow repricing risk are recognized initially in Other comprehensive income within Equity. When the hedged forecast cash flows affect profit or loss, the associated gains or losses on the hedging derivatives are reclassified from Equity to the income statement and are presented    in Interest income from derivative instruments designated as cash flow hedges within  Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income.

If a cash flow hedge of forecast transactions is no longer considered effective, or if the hedge relationship is terminated, the cumulative gains or losses on the hedging derivatives previously reported in Other comprehensive income within Equity remain there until the committed or forecast transactions occur and affect profit or loss. If the forecast transactions are no longer expected to occur, the deferred gains or losses are immediately reclassified to the income statement.

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Other comprehensive income within Equity,  whilst any gains or losses relating to the ineffective and/or undesignated portion (for example, the interest element of a forward contract) are recognized in the income statement. Upon disposal or partial disposal of the foreign operation, the cumulative value of any such gains or losses recognized in Equity  associated with the entity is reclassified to Other income.

Hedge accounting under IAS 39

As permitted under IFRS 9, UBS AG continues to apply hedge accounting requirements of IAS 39 to fair value hedges of portfolio interest rate risk related to loans. As a result, the hedge accounting policy set out in the UBS AG consolidated financial statements included in the Annual Report 2019 continues to apply to this program.

Conceptual Framework

Effective from 1 January 2020, UBS AG has adopted the revised version of the Conceptual Framework for Financial Reporting (the Framework), issued by the IASB in March 2018. The Framework sets out the fundamental concepts of financial reporting and acts for UBS AG as a point of reference when developing accounting policies in rare instances where a particular business transaction is not covered by existing IFRS standards. The adoption of the Framework by UBS AG had no effect on UBS AG’s financial statements.

Amendments to IFRS 3, Business Combinations

As of 1 January 2020, UBS AG has adopted Definition of a Business (Amendments to IFRS 3) for transactions with an acquisition date on or after this date. The amendments clarify the definition of a business, with the objective of assisting in the determination of whether a transaction should be accounted for as a business combination or an asset acquisition. The adoption of these amendments on 1 January 2020 had no effect on UBS AG’s financial statements.

Note 2   Segment reporting

UBS AG’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Group Functions and qualify as reportable segments for the purpose of segment reporting. Together with Group Functions they reflect the management structure of UBS AG.

→   Refer to “Note 1a Significant accounting policies item 2” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2019 for more information about UBS AG’s reporting segments

As outlined in Note 1, beginning with the first quarter 2020 report, UBS AG no longer discloses operating expenses by financial statement line item for each of its business divisions within its segment reporting disclosures. In addition, UBS AG has renamed Corporate Center to Group Functions in order to better reflect the nature of the activities it performs.

→   Refer to Note 1 for more information

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS AG

For the quarter ended 31 March 2020
Net interest income	1,031	511	(4)	(95)	(130)	1,313
Non-interest income	3,569	470	518	2,652	(245)	6,964
Income	4,600	981	514	2,557	(376)	8,277
Credit loss (expense) / recovery	(53)	(77)	0	(122)	(16)	(268)
Total operating income	4,547	904	514	2,436	(391)	8,009
Total operating expenses	3,347	569	357	1,757	181	6,210
Operating profit / (loss) before tax	1,201	335	157	679	(572)	1,799
Tax expense / (benefit)						375
Net profit / (loss)						1,424

As of 31 March 2020
Total assets	309,877	211,550	29,265	396,149	152,344	1,099,185

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS AG

For the quarter ended 31 March 2019
Net interest income	1,009	494	(7)	(188)	(207)	1,101
Non-interest income	2,994	462	453	1,975	379	6,262
Income	4,003	956	446	1,787	172	7,363
Credit loss (expense) / recovery	1	2	0	(22)	0	(20)
Total operating income	4,004	958	446	1,764	172	7,343
Total operating expenses	3,156	571	343	1,577	242	5,890
Operating profit / (loss) before tax	848	386	103	187	(71)	1,454
Tax expense / (benefit)						387
Net profit / (loss)						1,067

As of 31 December 2019
Total assets	309,766	209,512	34,565	316,058	102,017	971,916

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 3  Net interest income

	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[1]	1,870	1,919	2,028
Interest income from securities financing transactions[2]	367	440	498
Interest income from other financial instruments measured at amortized cost	89	94	96
Interest income from debt instruments measured at fair value through other comprehensive income	17	37	26
Interest income from derivative instruments designated as cash flow hedges	113	80	26
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,457	2,570	2,674
Interest expense on loans and deposits[3]	893	1,032	1,137
Interest expense on securities financing transactions[4]	219	255	288
Interest expense on debt issued	267	284	457
Interest expense on lease liabilities	27	29	30
Total interest expense from financial instruments measured at amortized cost	1,406	1,600	1,912
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,051	970	762
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	202	241	434
Net interest income from brokerage balances	137	127	77
Net interest income from securities financing transactions at fair value not held for trading[5]	33	36	30
Interest income from other financial instruments at fair value not held for trading	202	222	220
Interest expense on other financial instruments designated at fair value	(311)	(351)	(423)
Total net interest income from financial instruments measured at fair value through profit or loss	262	274	339
Total net interest income	1,313	1,244	1,101

1 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, cash collateral receivables on derivative instruments, and negative interest on amounts due to banks and customer deposits.    2 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, customer deposits, funding from UBS Group AG and its subsidiaries, and negative interest on cash and balances at central banks, loans and advances to banks.    4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    5 Includes interest expense on securities financing transactions designated at fair value.

Note 4  Net fee and commission income

	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19
Fee and commission income
Underwriting fees	203	196	180
of which: equity underwriting fees	106	122	48
of which: debt underwriting fees	97	74	132
M&A and corporate finance fees	218	158	117
Brokerage fees	1,245	794	828
Investment fund fees	1,295	1,286	1,177
Portfolio management and related services	2,059	1,978	1,804
Other	462	448	460
Total fee and commission income[1]	5,481	4,861	4,566
of which: recurring	3,341	3,216	2,998
of which: transaction-based	2,102	1,546	1,541
of which: performance-based	39	99	27
Fee and commission expense
Brokerage fees paid	86	74	79
Distribution fees paid	156	159	142
Other	214	225	187
Total fee and commission expense	456	458	409
Net fee and commission income	5,025	4,403	4,157
of which: net brokerage fees	1,158	720	748

1 Reflects third-party fee and commission income for the first quarter of 2020 of USD 3,384 million for Global Wealth Management (fourth quarter of 2019: USD 2,943 million; first quarter of 2019: USD 2,817 million), USD 354 million for Personal & Corporate Banking (fourth quarter of 2019: USD 322 million; first quarter of 2019: USD 325 million), USD 702 million for Asset Management (fourth quarter of 2019: USD 749 million; first quarter of 2019: USD 619 million), USD 1,008 million for the Investment Bank (fourth quarter of 2019: USD 814 million; first quarter of 2019: USD 783 million) and USD 33 million for Group Functions (fourth quarter of 2019: USD 32 million; first quarter of 2019: USD 22 million).

Note 5  Other income

	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries[1]	8	(1)	1
Net gains / (losses) from disposals of investments in associates	0	0	4
Share of net profits of associates and joint ventures	16	13	15
Total	25	12	19
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income	9	4	1
Income from properties[2]	7	6	7
Net gains / (losses) from properties held for sale	0	(27)	0
Income from shared services provided to UBS Group AG or its subsidiaries	106	111	120
Other	17	23	22
Total other income	164	130	169
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations. 2 Includes rent received from third parties.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 6  Personnel expenses

	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19
Salaries and variable compensation	2,132	1,831	2,027
Financial advisor compensation[1]	1,094	1,049	960
Contractors	28	39	36
Social security	164	149	170
Pension and other post-employment benefit plans	177	129	170
Other personnel expenses	113	125	105
Total personnel expenses	3,710	3,323	3,468

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 7  General and administrative expenses

	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19
Occupancy	88	89	89
Rent and maintenance of IT and other equipment	89	93	87
Communication and market data services	124	126	131
Administration	1,395	1,437	1,269
of which: shared services costs charged by UBS Group AG or its subsidiaries	1,250	1,238	1,136
of which: UK and German bank levies	15	61	15
Marketing and public relations	39	84	50
Travel and entertainment	58	84	77
Professional fees	138	246	156
Outsourcing of IT and other services	127	172	146
Litigation, regulatory and similar matters[1]	6	104	(8)
Other	18	20	29
Total general and administrative expenses	2,080	2,456	2,026

1 Reflects the net increase in  / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15 for more information. Also includes recoveries from third parties (first quarter of 2020: USD 1 million; fourth quarter of 2019: USD 1 million; first quarter of 2019: USD 7 million).

Note 8   Income taxes

UBS AG recognized income tax expenses of USD 375 million for the first quarter of 2020, representing an effective tax rate of 20.8%, compared with USD 387 million for the first quarter of 2019.

Current tax expenses were USD 182 million, compared with USD 159 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 192 million, compared with USD 228 million. These primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences, including the amortization of US tax loss DTAs at the level of UBS Americas Inc.

Note 9   Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses were USD 268 million during the first quarter of 2020, compared with USD 20 million during the first quarter of 2019, reflecting net expenses of USD 89 million related to stages 1 and 2 positions and net expenses of USD 179 million related to credit-impaired (stage 3) positions.

Stages 1 and 2 net credit loss expenses of USD 89 million include: (i) USD 63 million expenses that result from certain lending positions to industries and sectors that were adversely affected by COVID-19 and other market effects, in particular from energy-related exposures (USD 26 million) and securities financing transactions with a number of real estate investment trusts (USD 15 million); and (ii) USD 26 million expenses from systemic changes in scenarios and scenario weights.

Stage 3 net credit loss expenses of USD 179 million were recognized across Personal & Corporate Banking (USD 62 million), the Investment Bank (USD 60 million), Global Wealth Management (USD 41 million) and Group Functions (USD 16 million). Stage 3 expenses in Personal & Corporate Banking predominantly stem from a deterioration in the recoveries expected from loans to corporate counterparties that were already credit-impaired at year-end 2019. Stage 3 expenses in the Investment Bank include a number of credit-impaired positions from energy-related exposures (USD 44 million) and securities financing transactions with a number of real estate investment trusts (USD 16 million). Stage 3 expenses in Global Wealth Management primarily relate to a small number of collateralized lending positions. Stage 3 expenses in Group Functions arose from an energy-related exposure in the Non-core and Legacy Portfolio.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs

The rapid spread of COVID-19 and the unprecedented measures taken by governments across the globe to contain the pandemic have resulted in a high degree of uncertainty regarding the economic consequences of these events. Management has assessed the situation and has exercised judgment in the absence of historic precedent, as explained below. Management has also carefully considered guidance issued by supervisory authorities concerning the interpretation of key elements of IFRS 9, Financial instruments, in the context of COVID-19. The guidance covers three main areas: (i) identification of appropriate forecasts, (ii) giving due consideration to various government support measures and (iii) identifying a significant increase in credit risk, in particular when payment holidays or other concessions may have been granted.

Identification of appropriate forecasts, scenarios and scenario weights

In the first quarter of 2020, the four scenarios and related macroeconomic factors that were applied at the end of 2019 were reviewed in light of the economic and political conditions prevailing at quarter-end through a series of extraordinary governance meetings, with input from UBS AG risk and finance experts across the regions and business divisions.

The key aspects of the narratives for the scenarios are summarized below.

–   The baseline scenario was updated for 31 March 2020 and assumes a deterioration of GDP in relevant markets, especially in the US and in Switzerland, increasing unemployment, including a sharp increase in the US in the first half of 2020 to previously unseen levels, lower equity prices and higher market volatility. House prices are assumed to be largely flat in Switzerland over 2020 but to decrease in the US. Overall, modest economic improvements are expected to take place from the second half of 2020. There is, however, substantial uncertainty regarding the extent to which the baseline scenario narrative reliably captures the effects of government measures to mitigate the health and economic effects of the pandemic crisis. Consequently, there is substantial uncertainty regarding the extent to which the baseline scenario, as applied in UBS AG’s models, can reliably predict the effects of the pandemic crisis on UBS AG’s credit portfolio across divisions and regions.

–   The hypothetical scenarios, in particular the upside and mild downside scenarios, are now less plausible. Given the considerable uncertainties associated with the economic conditions, an exceptional interim redesign of these scenarios was not deemed appropriate. In addition, having multiple scenarios would be speculative and compete with the probability weight estimation for the baseline and severe downside scenario. Therefore, management agreed that the upside and the mild downside narratives should not be changed at this point in time, but their probability weights should be set to zero (see further information below).

–   The narrative for the severe downside scenario covers a severe recessionary phase affecting all major economies, with a wide-ranging slowdown, mainly caused by global trade tensions and debt sustainability concerns in Europe. Trade and business confidence are also affected, in particular in the key export markets for Swiss industry. The severe downside scenario is still considered appropriate in light of COVID-19, given the recessionary impacts it covers, even though the narrative is based on a different trigger for a global recession.

As a consequence of the exceptional circumstances and prevailing uncertainties at the end of the first quarter of 2020, the weight allocation between the four scenarios has shifted significantly. The upside and mild downside scenarios have been temporarily weighted with a 0% probability, with the baseline scenario weighted at 70% and the severe downside scenario at 30% to best reflect management’s current sentiment regarding the boundaries of economic outcomes. The weight allocated to the severe downside scenario is substantially higher than the 15% weight applied in the fourth quarter of 2019, as there is significant uncertainty as to whether the pandemic can be contained sufficiently early and effectively. If not, a longer-term economic shock is expected, which could not be sufficiently counteracted by government measures, or, alternatively, could lead to potentially unstable fiscal positions with far-reaching consequences. With interest rates at their current level – and further lowered in some countries – there is extremely limited room for central banks to stimulate the economy. In such a severe downside scenario, the risk significantly increases that firms, while temporarily kept afloat with liquidity lines, will encounter a deteriorating credit standing or solvency problems.

Note 9   Expected credit loss measurement (continued)

Economic scenarios and weights applied

ECL scenario	Assigned weights in %
	31.3.20	31.12.19
Upside	0.0	7.5
Baseline	70.0	42.5
Mild downside	0.0	35.0
Severe downside	30.0	15.0

ECL is sensitive to changing scenario weights, in particular if narratives and parameters are selected that are not close to the baseline scenario, highlighting the non-linearity of credit losses. UBS AG reported USD 429 million ECL allowances and provisions for stages 1 and 2 positions at the end of the first quarter 2020. If UBS AG had applied a 100% weight to the baseline scenario or 100% weight to the global crisis scenario, ECL allowances and provisions would have been approximately USD 400 million and USD 600 million, respectively. If all stage 1 and 2 positions across the portfolio had been measured for lifetime ECLs irrespective of their actual SICR status with a 70% weight applied to the baseline and 30% to the severe downside scenario, ECL allowances and provisions for positions not subject to credit-impairment would have been approximately USD 900 million.

Consideration regarding the various government support measures

The effects of government support measures to address national health and economic concerns arising from the pandemic, including the provision of guaranteed credit for liquidity purposes in order to allow small and medium-sized entities and certain heavily impacted larger corporations to restart operations and to restructure damaged balance sheets, represent unknowns, given the lack of precedence and data available from a similar historical crisis. Accordingly, their effects on UBS AG’s narratives and models are difficult to quantify with any degree of confidence. UBS AG has, however, followed guidance from regulators and standard setters, who have indicated that, while government support measures should be incorporated in forward looking information, banks should not automatically move positions from stage 1 to stage 2. UBS AG has addressed these unmodelled effects where appropriate through the use of management overlays.

At the end of the first quarter, UBS AG recognized USD 1.2 billion of irrevocable loan commitments under the new Swiss government-backed facilities. No material ECL was recognized on these commitments, given the guarantee in place. However, UBS AG will closely monitor the situation, as these clients may, in the longer term, face increased pressures, affecting their ability to repay.

Identification of SICR and stage allocation

UBS AG has considered both quantitative and qualitative indicators over the expected life of an instrument, including the expected effect of government programs to support borrowers, to determine whether there is any significant increase in credit risk.

At the end of the first quarter of 2020, UBS AG was not aware of a material number of requests for payment holidays or other forbearance measures that were outside the firm’s risk appetite, and UBS AG will continue to monitor this situation closely in future quarters. UBS AG has appropriately distinguished between: borrowers with business models that are expected to be sustainable in the longer term and recover post COVID-19; clients not yet in financial difficulties, but which may face longer-term challenges and have therefore been placed on the watch list and moved to stage 2; and those which are impaired and consequently have been moved to stage 3.

→   Refer to “Note 1a Significant accounting policies item 3g” and “Note 23 Expected credit loss measurement” in the “Consolidated financial statements” section of the Annual Report 2019 for more information

→   Refer to Note 18 for more information about UBS AG's ECL

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The tables on the following pages provide information about financial instruments and certain non-financial instruments that are subject to ECL. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying value of these financial assets. Rather, the carrying value of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to on-balance sheet financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD million	31.3.20
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	139,258	139,258	0	0	0	0	0	0
Loans and advances to banks	16,893	16,815	78	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	89,648	88,394	449	804	(34)	(2)	(15)	(16)
Cash collateral receivables on derivative instruments	39,549	39,549	0	0	0	0	0	0
Loans and advances to customers	339,946	323,136	14,896	1,914	(936)	(101)	(164)	(671)
of which: Private clients with mortgages	134,759	126,633	7,168	957	(111)	(17)	(55)	(39)
of which: Real estate financing	39,097	33,876	5,205	16	(49)	(6)	(39)	(4)
of which: Large corporate clients	15,343	14,328	849	166	(191)	(21)	(35)	(134)
of which: SME clients	11,943	10,453	1,036	455	(358)	(18)	(20)	(320)
of which: Lombard	114,401	114,144	0	258	(56)	(10)	0	(46)
of which: Credit cards	1,317	985	308	23	(34)	(7)	(14)	(14)
of which: Commodity trade finance	2,801	2,778	13	10	(82)	(5)	0	(77)
Other financial assets measured at amortized cost	23,907	22,961	410	536	(143)	(31)	(15)	(97)
of which: Loans to financial advisors	2,699	2,198	303	198	(112)	(25)	(13)	(73)
Total financial assets measured at amortized cost	649,202	630,114	15,833	3,255	(1,120)	(139)	(195)	(786)
Financial assets measured at fair value through other comprehensive income	7,653	7,653	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	656,855	637,767	15,833	3,255	(1,120)	(139)	(195)	(786)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,830	17,387	361	83	(76)	(8)	(1)	(66)
of which: Large corporate clients	3,742	3,471	244	26	(33)	(1)	0	(32)
of which: SME clients	1,308	1,185	67	56	(28)	0	0	(27)
of which: Financial intermediaries and hedge funds	7,965	7,949	16	0	(5)	(5)	0	0
of which: Lombard	603	603	0	0	(7)	0	0	(7)
of which: Commodity trade finance	1,967	1,951	16	0	(1)	(1)	0	0
Irrevocable loan commitments	28,334	27,701	550	84	(46)	(34)	(13)	0
of which: Large corporate clients	18,224	17,712	453	59	(33)	(26)	(7)	0
Forward starting reverse repurchase and securities borrowing agreements	5,123	5,123	0	0	0	0	0	0
Committed unconditionally revocable credit lines	36,374	35,396	942	35	(36)	(20)	(16)	0
of which: Real estate financing	4,989	4,679	310	0	(16)	(3)	(12)	0
of which: Large corporate clients	3,784	3,697	70	17	(2)	(1)	0	0
of which: SME clients	4,644	4,492	133	18	(10)	(9)	(1)	0
of which: Lombard	7,649	7,649	0	0	0	(1)	0	0
of which: Credit cards	8,295	7,923	371	0	(5)	(4)	(2)	0
Irrevocable committed prolongation of existing loans	4,040	4,038	0	2	(4)	(4)	0	0
Total off-balance sheet financial instruments and other credit lines	91,701	89,644	1,852	204	(162)	(66)	(29)	(66)
Total allowances and provisions					(1,282)	(205)	(225)	(852)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 9   Expected credit loss measurement (continued)

USD million	31.12.19
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	107,068	107,068	0	0	0	0	0	0
Loans and advances to banks	12,379	12,298	80	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	84,245	84,245	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,289	23,289	0	0	0	0	0	0
Loans and advances to customers	327,992	310,705	15,538	1,749	(764)	(82)	(123)	(559)
of which: Private clients with mortgages	132,646	124,063	7,624	959	(110)	(15)	(55)	(41)
of which: Real estate financing	38,481	32,932	5,532	17	(43)	(5)	(34)	(4)
of which: Large corporate clients	9,703	9,184	424	94	(117)	(15)	(4)	(98)
of which: SME clients	11,786	9,817	1,449	521	(303)	(17)	(15)	(271)
of which: Lombard	112,893	112,796	0	98	(22)	(4)	0	(18)
of which: Credit cards	1,661	1,314	325	22	(35)	(8)	(14)	(13)
of which: Commodity trade finance	2,844	2,826	8	10	(81)	(5)	0	(77)
Other financial assets measured at amortized cost	23,012	21,985	451	576	(143)	(35)	(13)	(95)
of which: Loans to financial advisors	2,877	2,341	334	202	(109)	(29)	(11)	(70)
Total financial assets measured at amortized cost	577,985	559,590	16,069	2,326	(915)	(124)	(137)	(655)
Financial assets measured at fair value through other comprehensive income	6,345	6,345	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	584,329	565,935	16,069	2,326	(915)	(124)	(137)	(655)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	(42)	(8)	(1)	(33)
of which: Large corporate clients	3,687	3,461	203	24	(10)	(1)	0	(9)
of which: SME clients	1,180	1,055	67	58	(24)	0	0	(23)
of which: Financial intermediaries and hedge funds	7,966	7,950	16	0	(5)	(4)	0	0
of which: Lombard	622	622	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,334	2,320	13	0	(1)	(1)	0	0
Irrevocable loan commitments	27,547	27,078	419	50	(35)	(30)	(5)	0
of which: Large corporate clients	18,735	18,349	359	27	(27)	(24)	(3)	0
Forward starting reverse repurchase and securities borrowing agreements	1,657	1,657	0	0	0	0	0	0
Committed unconditionally revocable credit lines	36,979	35,735	1,197	46	(34)	(17)	(17)	0
of which: Real estate financing	5,242	4,934	307	0	(16)	(3)	(13)	0
of which: Large corporate clients	4,274	4,188	69	17	(1)	(1)	0	0
of which: SME clients	4,787	4,589	171	27	(9)	(8)	(1)	0
of which: Lombard	7,976	7,975	0	1	0	0	0	0
of which: Credit cards	7,890	7,535	355	0	(6)	(4)	(2)	0
of which: Commodity trade finance	344	344	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	87,614	85,513	1,920	182	(114)	(58)	(23)	(33)
Total allowances and provisions					(1,029)	(181)	(160)	(688)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019, which provides more information about valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements, and methods applied to calculate fair values for financial instruments not measured at fair value.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2: valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3: valuation techniques for which significant inputs are not based on observable market data.

During the first quarter of 2020, the significant levels of market activity, reflecting the effects of the COVID-19 pandemic, resulted in a number of notable quarter-on-quarter variances. The main movements were the following:

Financial assets at fair value held for trading decreased by USD 37 billion, mainly in the Investment Bank, primarily reflecting a reduction in inventory levels to increase funding available for its business activities as well as market-driven movements.

Derivative financial assets increased by USD 91 billion and derivative financial liabilities increased by USD 86 billion, in a volatile market environment, primarily reflecting market-driven movements in foreign exchange and equity / index contracts in our Derivatives & Solutions and Financing businesses in the Investment Bank.

Debt issued designated at fair value decreased by
USD 14 billion, reflecting market-driven movements and a significant widening of UBS AG’s credit spreads.

Note 10   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.20				31.12.19
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	73,687	14,982	2,018	90,686	113,635	12,248	1,812	127,695
of which:
Equity instruments	54,960	535	185	55,680	96,162	400	226	96,788
Government bills / bonds	11,017	2,826	9	13,852	9,630	1,770	64	11,464
Investment fund units	7,077	1,556	21	8,654	7,088	1,729	50	8,867
Corporate and municipal bonds	618	8,432	498	9,549	755	6,796	542	8,093
Loans	0	1,205	1,120	2,325	0	1,180	791	1,971
Asset-backed securities	16	428	184	628	0	372	140	512

Derivative financial instruments	1,193	209,349	2,445	212,986	356	120,224	1,264	121,843
of which:
Foreign exchange contracts	635	94,070	26	94,731	240	52,228	8	52,476
Interest rate contracts	20	55,402	418	55,839	6	42,288	263	42,558
Equity / index contracts	4	53,989	1,301	55,294	7	22,220	597	22,825
Credit derivative contracts	0	1,574	669	2,243	0	1,612	394	2,007
Commodity contracts	0	3,909	6	3,915	0	1,820	0	1,821

Brokerage receivables	0	20,319	0	20,319	0	18,007	0	18,007

Financial assets at fair value not held for trading	39,666	39,125	3,699	82,490	40,608	39,065	3,962	83,636
of which:
Financial assets for unit-linked investment contracts	22,826	0	0	22,826	27,568	118	0	27,686
Corporate and municipal bonds	655	19,753	0	20,408	653	18,732	0	19,385
Government bills / bonds	15,954	3,853	0	19,808	12,089	3,700	0	15,790
Loans	0	8,390	1,081	9,470	0	10,206	1,231	11,438
Securities financing transactions	0	6,909	147	7,056	0	6,148	147	6,294
Auction rate securities	0	0	1,393	1,393	0	0	1,536	1,536
Investment fund units	138	132	107	378	194	140	98	432
Equity instruments	93	3	454	549	103	4	451	559
Other	0	84	518	602	0	16	499	515

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	1,651	6,002	0	7,653	1,906	4,439	0	6,345
of which:
Asset-backed securities	0	5,507	0	5,507	0	3,955	0	3,955
Government bills / bonds	1,613	92	0	1,705	1,859	16	0	1,875
Corporate and municipal bonds	38	404	0	441	47	468	0	515

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	4,050	0	0	4,050	4,597	0	0	4,597

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	0	202	202	0	0	199	199
Total assets measured at fair value	120,247	289,776	8,364	418,386	161,102	193,983	7,237	362,322

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	31.3.20				31.12.19
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	26,965	5,464	143	32,572	25,791	4,726	75	30,591
of which:
Equity instruments	22,289	283	26	22,599	22,526	149	59	22,734
Corporate and municipal bonds	22	3,921	74	4,018	40	3,606	16	3,661
Government bills / bonds	3,880	710	0	4,590	2,820	646	0	3,466
Investment fund units	774	532	43	1,349	404	294	0	698

Derivative financial instruments	1,246	201,775	3,633	206,654	385	118,498	1,996	120,880
of which:
Foreign exchange contracts	636	92,516	65	93,218	248	53,705	60	54,013
Interest rate contracts	6	49,780	892	50,678	7	36,434	130	36,571
Equity / index contracts	4	53,968	1,557	55,528	3	24,171	1,293	25,468
Credit derivative contracts	0	1,875	1,065	2,940	0	2,448	512	2,960
Commodity contracts	0	3,437	0	3,438	0	1,707	0	1,707

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	37,652	0	37,652	0	37,233	0	37,233

Debt issued designated at fair value	0	46,013	7,027	53,040	0	56,943	9,649	66,592

Other financial liabilities designated at fair value	0	30,309	1,485	31,794	0	35,119	1,039	36,157
of which:
Financial liabilities related to unit-linked investment contracts	0	23,150	0	23,150	0	28,145	0	28,145
Securities financing transactions	0	5,992	0	5,992	0	5,742	0	5,742
Over-the-counter debt instruments	0	1,159	1,138	2,297	0	1,231	791	2,022
Total liabilities measured at fair value	28,211	321,213	12,289	361,713	26,176	252,518	12,759	291,452

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19
Reserve balance at the beginning of the period	146	131	255
Profit / (loss) deferred on new transactions	118	48	33
(Profit) / loss recognized in the income statement	(69)	(33)	(126)
Foreign currency translation	(1)	0	(1)
Reserve balance at the end of the period	194	146	161

Note 10  Fair value measurement (continued)

Own credit

The valuation of financial liabilities designated at fair value requires consideration of the own credit component of fair value. Own credit risk is reflected in the valuation of UBS AG’s fair value option liabilities where this component is considered relevant for valuation purposes by UBS AG’s counterparties and other market participants. However, own credit risk is not reflected in the valuation of UBS AG’s liabilities that are fully collateralized or for other obligations for which it is established market practice to not include an own credit component.

The description of UBS AG’s methodology to estimate own credit and the related accounting principles is included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

In the first quarter of 2020, other comprehensive income related to own credit on financial liabilities designated at fair value was positive USD 1,156 million, primarily due to a significant widening of UBS’s credit spreads driven by economic effects of the COVID-19 pandemic.

Own credit adjustments on financial liabilities designated at fair value
	For the quarter ended
	Included in Other comprehensive income
USD million	31.3.20	31.12.19	31.3.19
Recognized during the period:
Realized gain / (loss)	1	2	0
Unrealized gain / (loss)	1,156	(149)	(326)
Total gain / (loss), before tax	1,156	(147)	(326)

	As of
USD million	31.3.20	31.12.19	31.3.19
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)	1,069	(88)	(6)

Credit, funding, debit and other valuation adjustments

A description of UBS AG’s methodology for estimating credit valuation adjustments (CVAs), funding valuation adjustments (FVAs), debit valuation adjustments (DVAs) and other valuation adjustments is included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

In the first quarter of 2020, life-to-date losses for CVAs and FVAs increased due to higher credit and funding spreads as a result of the adverse economic developments and the sharp decline in market valuations driven by the COVID-19 pandemic. Other valuation adjustments for liquidity and model uncertainty also increased due to higher volatility risk as a result of market uncertainty.

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), USD million	31.3.20	31.12.19
Credit valuation adjustments[1]	(92)	(48)
Funding valuation adjustments[2]	(378)	(93)
Debit valuation adjustments	2	1
Other valuation adjustments	(879)	(566)
of which: liquidity	(536)	(300)
of which: model uncertainty	(343)	(266)

1 Amounts do not include reserves against defaulted counterparties.    2 Includes FVAs on structured financing transactions of USD 194 million as of 31 March 2020 and USD 43 million as of 31 December 2019.

c) Transfers between Level 1 and Level 2

The amounts disclosed in this section reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets and liabilities transferred from Level 2 to Level 1 during the first quarter of 2020 or from Level 1 to Level 2 during the first quarter of 2020 were not material.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents significant Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.20			31.12.19
USD billion	31.3.20	31.12.19	31.3.20	31.12.19			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.5	0.5	0.1	0.0	Relative value to market comparable	Bond price equivalent	0	143	94	0	143	101	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.6	2.4	0.1	0.0	Relative value to market comparable	Loan price equivalent	0	100	99	0	101	99	points
					Discounted expected cash flows	Credit spread	250	1,000		225	530		basis points
					Market comparable and securitization model	Discount margin	1	15	3	0	14	2%
Auction rate securities	1.4	1.5			Relative value to market comparable	Bond price equivalent	79	91	80	79	98	88	points
Investment fund units[3]	0.1	0.1	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.6	0.7	0.0	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[4]			7.0	9.6
Other financial liabilities designated at fair value			1.5	1.0	Discounted expected cash flows	Funding spread	45	175		44	175		basis points
Derivative financial instruments
Interest rate contracts	0.4	0.3	0.9	0.1	Option model	Volatility of interest rates	42	90		15	63		basis points
Credit derivative contracts	0.7	0.4	1.1	0.5	Discounted expected cash flows	Credit spreads	(10)	688		1	700		basis points
						Bond price equivalent	0	100		0	100		points
Equity / index contracts	1.3	0.6	1.6	1.3	Option model	Equity dividend yields	0	20		0	14%
						Volatility of equity stocks, equity and other indices	4	130		4	105%
						Equity-to-FX correlation	(45)	71		(45)	71%
						Equity-to-equity correlation	(17)	99		(17)	98%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed as there is a dispersion of values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for Debt issued designated at fair value are the same as the equivalent derivative instruments presented elsewhere in this table.

Note 10  Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported with the equivalent derivative or structured financing instrument within the table below.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.3.20		31.12.19
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	165	(209)	46	(21)
Securities financing transactions	35	(33)	11	(11)
Auction rate securities	105	(105)	87	(87)
Asset-backed securities	42	(51)	35	(40)
Equity instruments	150	(82)	140	(80)
Interest rate derivative contracts, net	16	(20)	8	(17)
Credit derivative contracts, net	34	(38)	31	(35)
Foreign exchange derivative contracts, net	15	(13)	12	(8)
Equity / index derivative contracts, net	362	(429)	183	(197)
Other	48	(50)	47	(51)
Total	972	(1,028)	600	(547)

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about significant Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not comprise the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement (continued)

Movements of Level 3 instruments[1]
		Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2018	Net gains / losses included in income[2]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2019

Financial assets at fair value held for trading	2.0	(0.1)	0.0	0.2	(0.9)	1.2	0.0	0.2	(0.2)	0.0	2.3
of which:
Investment fund units	0.4	0.0	0.0	0.0	(0.2)	0.0	0.0	0.1	(0.1)	0.0	0.2
Corporate and municipal bonds	0.7	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	(0.1)	0.0	0.4
Loans	0.7	0.0	0.0	0.1	(0.5)	1.2	0.0	0.0	0.0	0.0	1.5
Other	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2

Derivative financial instruments – assets	1.4	(0.1)	(0.1)	0.0	0.0	0.4	(0.3)	0.0	(0.1)	0.0	1.4
of which:
Interest rate contracts	0.4	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.4
Equity / index contracts	0.5	(0.1)	(0.1)	0.0	0.0	0.2	(0.1)	0.0	(0.1)	0.0	0.4
Credit derivative contracts	0.5	0.0	0.0	0.0	0.0	0.2	(0.1)	0.0	0.0	0.0	0.5
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial assets at fair value not held for trading	4.4	0.1	0.2	0.5	(0.4)	0.0	0.0	0.0	(0.9)	0.0	3.7
of which:
Loans	1.8	0.1	0.1	0.4	(0.3)	0.0	0.0	0.0	(0.9)	0.0	1.1
Auction rate securities	1.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
Equity instruments	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
Other	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5

Financial assets measured at fair value through other comprehensive income

Derivative financial instruments – liabilities	2.2	0.1	0.1	0.0	0.0	0.3	(0.3)	0.0	(0.2)	0.0	2.1
of which:
Interest rate contracts	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
Equity / index contracts	1.4	0.1	0.1	0.0	0.0	0.2	(0.2)	0.0	(0.2)	0.0	1.3
Credit derivative contracts	0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Debt issued designated at fair value	11.0	0.4	0.4	0.0	0.0	2.7	(1.0)	0.2	(1.0)	0.0	12.4

Other financial liabilities designated at fair value	1.0	0.1	0.1	0.0	0.0	0.1	(0.5)	0.0	0.0	0.0	0.7

1 In the first quarter of 2020, UBS AG has enhanced its disclosure of Level 3 movements by excluding from the table the impacts of instruments purchased during the period and sold prior to the end of the period. Prior-period comparatives have been restated accordingly.    2 Net gains / losses included in comprehensive income are comprised of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    3 Total Level 3 assets as of 31 March 2020 were USD 8.4 billion (31 December 2019: USD 7.2 billion). Total Level 3 liabilities as of 31 March 2020 were USD 12.3 billion (31 December 2019: USD 12.8 billion).

Note 10   Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2019[3]	Net gains / losses included in income[2]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2020[3]

1.8	(0.1)	(0.1)	0.4	(1.1)	0.8	0.0	0.2	(0.1)	0.0	2.0

0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
0.5	0.0	0.0	0.1	(0.3)	0.0	0.0	0.2	0.0	0.0	0.5
0.8	0.0	(0.1)	0.1	(0.5)	0.8	0.0	0.0	0.0	0.0	1.1
0.4	0.0	0.0	0.2	(0.2)	0.0	0.0	0.1	0.0	0.0	0.4

1.3	0.5	0.6	0.0	0.0	0.9	(0.3)	0.1	0.0	0.0	2.4

0.3	0.1	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.4
0.6	0.4	0.4	0.0	0.0	0.5	(0.1)	0.0	0.0	0.0	1.3
0.4	0.1	0.1	0.0	0.0	0.3	(0.2)	0.0	0.0	0.0	0.7
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

4.0	(0.2)	(0.2)	0.3	(0.3)	0.0	0.0	0.0	0.0	0.0	3.7

1.2	(0.1)	(0.1)	0.3	(0.3)	0.0	0.0	0.0	0.0	0.0	1.1
1.5	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.4
0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
0.7	0.1	0.1	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.8

2.0	1.0	1.0	0.0	0.0	0.3	(0.2)	0.8	(0.1)	(0.1)	3.6

0.1	0.5	0.5	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.9
1.3	0.3	0.3	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	1.6
0.5	0.2	0.2	0.0	0.0	0.1	(0.1)	0.4	(0.1)	0.0	1.1
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
9.6	(1.0)	(1.0)	0.0	0.0	2.1	(3.2)	0.3	(0.8)	(0.1)	7.0

1.0	0.1	0.1	0.0	0.0	0.3	0.0	0.0	0.0	0.0	1.5

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 in the first three months of 2020 totaled USD 0.3 billion and USD 0.1 billion, respectively. Transfers into Level 3 mainly consisted of corporate and municipal bonds, reflecting decreased observability of the relevant valuation inputs.

Liabilities transferred into and out of Level 3 in the first three months of 2020 totaled USD 1.0 billion and USD 0.9 billion, respectively. Transfers into Level 3 mainly consisted of credit and interest rate derivative contracts due to decreased observability of the relevant valuation inputs. Transfers out of Level 3 mainly consisted of debt issued designated at fair value, primarily equity-linked issued debt instruments, due to increased observability of the embedded derivative inputs.

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.20		31.12.19
USD billion	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and balances at central banks	139.3	139.3	107.1	107.1
Loans and advances to banks	16.9	16.9	12.4	12.4
Receivables from securities financing transactions	89.6	89.7	84.2	84.2
Cash collateral receivables on derivative instruments	39.5	39.5	23.3	23.3
Loans and advances to customers	339.9	341.8	328.0	330.3
Other financial assets measured at amortized cost	23.9	24.7	23.0	23.3
Liabilities
Amounts due to banks	18.8	18.8	6.6	6.6
Payables from securities financing transactions	12.9	12.9	7.8	7.8
Cash collateral payables on derivative instruments	45.6	45.6	31.4	31.4
Customer deposits	468.4	468.5	450.6	450.7
Funding from UBS Group AG and its subsidiaries	49.2	46.6	47.9	49.6
Debt issued measured at amortized cost	66.5	66.7	62.8	64.3
Other financial liabilities measured at amortized cost[1]	6.7	6.7	6.5	6.5
1 Excludes lease liabilities.

The fair values included in the table above have been calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS AG’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 11  Derivative instruments

a) Derivative instruments

As of 31.3.20, USD billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[4]
Derivative financial instruments[1,2]
Interest rate contracts	55.8	971	50.7	924	12,095
Credit derivative contracts	2.2	81	2.9	68	0
Foreign exchange contracts	94.7	3,413	93.2	3,221	2
Equity / index contracts	55.3	422	55.5	487	111
Commodity contracts	3.9	73	3.4	70	11
Unsettled purchases of non-derivative financial instruments[5]	0.4	38	0.4	16
Unsettled sales of non-derivative financial instruments[5]	0.5	39	0.5	22
Total derivative financial instruments, based on IFRS netting[6]	213.0	5,037	206.7	4,807	12,219
Further netting potential not recognized on the balance sheet[7]	(193.2)		(186.6)
of which: netting of recognized financial liabilities / assets	(160.7)		(160.7)
of which: netting with collateral received / pledged	(32.5)		(25.9)
Total derivative financial instruments, after consideration of further netting potential	19.8		20.1

As of 31.12.19, USD billion
Derivative financial instruments[1,2]
Interest rate contracts	42.6	1,007	36.6	961	11,999
Credit derivative contracts	2.0	70	3.0	70	0
Foreign exchange contracts	52.5	3,174	54.0	2,994	1
Equity / index contracts	22.8	420	25.5	534	122
Commodity contracts	1.8	56	1.7	60	13
Unsettled purchases of non-derivative financial instruments[5]	0.1	17	0.1	7
Unsettled sales of non-derivative financial instruments[5]	0.1	15	0.1	10
Total derivative financial instruments, based on IFRS netting[6]	121.8	4,759	120.9	4,635	12,135
Further netting potential not recognized on the balance sheet[7]	(110.7)		(106.1)
of which: netting of recognized financial liabilities / assets	(89.3)		(89.3)
of which: netting with collateral received / pledged	(21.4)		(16.8)
Total derivative financial instruments, after consideration of further netting potential	11.1		14.8

1 Derivative financial liabilities as of 31 March 2020 include USD 43 million related to derivative loan commitments (31 December 2019: USD 17 million). No notional amounts related to these commitments are included in this table, but they are disclosed in Note 16 under Loan commitments.    2 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments. The fair value of these derivative instruments was not material as of 31 March 2020 or 31 December 2019. No notional amounts related to these instruments are included in this table, but they are disclosed within Note 16 under Forward starting transactions.    3 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis.    4 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    5 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    6 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    7 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 11  Derivative instruments (continued)

b) Cash collateral on derivative instruments

USD billion	Receivables 31.3.20	Payables 31.3.20	Receivables 31.12.19	Payables 31.12.19
Cash collateral on derivative instruments, based on IFRS netting[1]	39.5	45.6	23.3	31.4
Further netting potential not recognized on the balance sheet[2]	(21.7)	(24.2)	(14.4)	(18.1)
of which: netting of recognized financial liabilities / assets	(19.6)	(21.8)	(13.3)	(16.5)
of which: netting with collateral received / pledged	(2.1)	(2.4)	(1.1)	(1.7)
Cash collateral on derivative instruments, after consideration of further netting potential	17.9	21.5	8.9	13.3

1 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.

Note 12  Other assets and liabilities

a) Other financial assets measured at amortized cost

USD million	31.3.20	31.12.19
Debt securities	14,118	14,141
of which: government bills / bonds	8,458	8,492
Loans to financial advisors[1]	2,699	2,877
Fee- and commission-related receivables	2,084	1,520
Finance lease receivables	1,386	1,444
Settlement and clearing accounts	893	587
Accrued interest income	625	742
Other	2,102	1,701
Total other financial assets measured at amortized cost	23,907	23,012
1 Related to financial advisors in the US and Canada.

b) Other non-financial assets

USD million	31.3.20	31.12.19
Precious metals and other physical commodities	4,050	4,597
Bail deposit[1]	1,273	1,293
Prepaid expenses	787	687
VAT and other tax receivables	336	436
Properties and other non-current assets held for sale	202	199
Other	651	335
Total other non-financial assets	7,299	7,547
1 Refer to item 1 in Note 15b for more information.

Note 12  Other assets and liabilities (continued)

c) Other financial liabilities measured at amortized cost

USD million	31.3.20	31.12.19
Other accrued expenses	1,639	1,697
Accrued interest expenses	1,083	1,596
Settlement and clearing accounts	1,827	1,368
Lease liabilities	3,744	3,858
Other	2,168	1,854
Total other financial liabilities measured at amortized cost	10,462	10,373

d) Other financial liabilities designated at fair value

USD million	31.3.20	31.12.19
Financial liabilities related to unit-linked investment contracts	23,150	28,145
Securities financing transactions	5,992	5,742
Over-the-counter debt instruments	2,297	2,022
Funding from UBS Group AG and its subsidiaries	259	217
Other	96	31
Total other financial liabilities designated at fair value	31,794	36,157
of which: life-to-date own credit (gain) / loss	(328)	6

e) Other non-financial liabilities

USD million	31.3.20	31.12.19
Compensation-related liabilities	2,656	4,296
of which: financial advisor compensation plans	1,188	1,459
of which: other compensation plans	371	1,750
of which: net defined benefit pension and post-employment liabilities	624	629
of which: other compensation-related liabilities [1]	473	458
Deferred tax liabilities	800	311
Current tax liabilities	649	780
VAT and other tax payables	502	445
Deferred income	213	134
Other	245	202
Total other non-financial liabilities	5,065	6,168
1 Includes liabilities for payroll taxes and untaken vacation.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13  Debt issued designated at fair value

USD million	31.3.20	31.12.19
Issued debt instruments
Equity-linked[1]	32,927	41,722
Rates-linked	12,898	16,318
Credit-linked	1,682	1,916
Fixed-rate	3,797	4,636
Commodity-linked	1,249	1,567
Other	488	432
Total debt issued designated at fair value	53,040	66,592
of which: life-to-date own credit (gain) / loss	(741)	82
1 Includes investment fund unit-linked instruments issued.

Note 14  Debt issued measured at amortized cost

USD million	31.3.20	31.12.19
Certificates of deposit	9,246	5,190
Commercial paper	15,453	14,413
Other short-term debt	2,468	2,235
Short-term debt[1]	27,167	21,837
Senior unsecured debt	20,590	22,356
Covered bonds	2,570	2,633
Subordinated debt	7,551	7,431
of which: low-trigger loss-absorbing tier 2 capital instruments	7,017	6,892
of which: non-Basel III-compliant tier 2 capital instruments	534	540
Debt issued through the Swiss central mortgage institutions	8,597	8,574
Other long-term debt	3	4
Long-term debt[2]	39,312	40,998
Total debt issued measured at amortized cost[3]	66,479	62,835

1 Debt with an original contractual maturity of less than one year.    2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 15   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	31.3.20	31.12.19
Provisions other than provisions for expected credit losses	2,368	2,825
Provisions for expected credit losses	162	114
Total provisions	2,530	2,938

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Real estate	Employee benefits[5]	Other	Total
Balance as of 31 December 2019	41	2,475	99	92	54	64	2,825
Increase in provisions recognized in the income statement	8	13	74	0	1	1	99
Release of provisions recognized in the income statement	0	(6)	(4)	(3)	(2)	0	(16)
Provisions used in conformity with designated purpose	(9)	(472)	(36)	0	0	(5)	(522)
Capitalized reinstatement costs	0	0	0	(1)	0	0	(1)
Foreign currency translation / unwind of discount	0	(12)	(2)	(1)	(2)	0	(16)
Balance as of 31 March 2020	41	1,998	132[3]	87[4]	52	59	2,368

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Primarily consists of personnel-related restructuring provisions of USD 68 million as of 31 March 2020 (31 December 2019: USD 33 million) and provisions for onerous contracts of USD 59 million as of 31 March 2020 (31 December 2019: USD 61 million).    4 Consists of reinstatement costs for leasehold improvements of USD 80 million as of 31 March 2020 (31 December 2019: USD 82 million) and provisions for onerous contracts of USD 7 million as of 31 March 2020 (31 December 2019: USD 10 million).    5 Includes provisions for sabbatical and anniversary awards.

Restructuring provisions primarily relate to severance payments and onerous contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs. Onerous contracts for property are recognized when UBS AG is committed to pay for non-lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 15b. There are no material contingent liabilities associated with the other classes of provisions.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against UBS, but are nevertheless expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

Note 15   Provisions and contingent liabilities (continued)

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 15a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group first quarter 2020 report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	UBS
Balance as of 31 December 2019	782	113	0	255	1,325	2,475
Increase in provisions recognized in the income statement	13	0	0	0	1	13
Release of provisions recognized in the income statement	(5)	0	0	(1)	(1)	(6)
Provisions used in conformity with designated purpose	(34)	0	0	(44)	(394)	(472)
Reclassifications	0	0	0	(3)	3	0
Foreign currency translation / unwind of discount	(9)	(1)	0	(2)	0	(12)
Balance as of 31 March 2020	747	112	0	205	934	1,998

1 Provisions, if any, for matters described in this disclosure are recorded in Global Wealth Management (item 3 and item 4) and Group Functions (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Group Functions.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court. On 26 July 2019, the Supreme Court reversed the decision of the Federal Administrative Court. In December 2019, the court released its written decision. The decision requires the FTA to obtain confirmation from the French authorities that transmitted data will be used only for the purposes stated in their request before transmitting any data. The stated purpose of the original request was to obtain information relating to taxes owed by account holders. Accordingly, any information transferred to the French authorities must not be passed to criminal authorities or used in connection with the ongoing case against UBS discussed in this item.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in unlawful solicitation of clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. UBS has been informed that the trial in the Court of Appeal that was scheduled for June 2020 has been postponed and a scheduling conference will be held in early June. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 31 March 2020 reflected provisions with respect to this matter in an amount of EUR 450 million (USD 505 million at 31 March 2020). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 31 March 2020 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud. In 2018, tax authorities and a prosecutor’s office in Italy asserted that UBS is potentially liable for taxes and penalties as a result of its activities in Italy from 2012 to 2017. In June 2019, UBS entered into a settlement agreement with the Italian tax authorities under which it paid EUR 101 million to resolve the claims asserted by the authority related to UBS AG’s potential permanent establishment in Italy. In October 2019, the Judge of Preliminary Investigations of the Milan Court approved an agreement with the Milan prosecutor under Article 63 of Italian Administrative Law 231 under which UBS AG, UBS Switzerland AG and UBS Monaco have paid an aggregate of EUR 10.3 million to resolve claims premised on the alleged inadequacy of historical internal controls. No admission of wrongdoing was required in connection with this resolution.

Note 15   Provisions and contingent liabilities (continued)

Our balance sheet at 31 March 2020 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: Certain RMBS trusts filed an action in the US District Court for the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations issued and underwritten by UBS In the first quarter of 2020 the court approved the settlement UBS agreed with the trustee in July 2018 and UBS paid the USD 850 million settlement amount. A significant portion of this amount was borne by other parties that indemnified UBS. Proceedings to determine how the settlement funds will be distributed to RMBS holders are ongoing. UBS considers claims relating to substantially all loan repurchase demands to be resolved and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: Since 2014, the US Attorney’s Office for the Eastern District of New York has sought information from UBS pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), related to UBS’s RMBS business from 2005 through 2007. On 8 November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under FIRREA related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 31 March 2020 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims. In August 2019, the defendants, including UBS, filed a petition to the US Supreme Court requesting that it review the Court of Appeals’ decision. The bankruptcy proceedings have been stayed pending a decision with respect to the defendants’ petition.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 3.4 billion, of which claims with aggregate claimed damages of USD 2.5 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Following denial of the plaintiffs’ motion for class certification, the case was dismissed in October 2018.

In 2014 and 2015, UBS entered into settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority in relation to their examinations of UBS’s operations.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint.

Beginning in 2015, and continuing through 2017, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults or any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019 and February 2020, three US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and seven other underwriters of Puerto Rico municipal bonds. The actions collectively seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters.

Our balance sheet at 31 March 2020 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

Note 15   Provisions and contingent liabilities (continued)

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with the UK Financial Conduct Authority (FCA), the US Commodity Futures Trading Commission (CFTC), FINMA, the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking, the DOJ’s Criminal Division and the European Commission. UBS has ongoing obligations under the Cease and Desist Order of the Federal Reserve Board and the Office of the Comptroller of the Currency (as successor to the Connecticut Department of Banking), and to cooperate with relevant authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint. In January 2020, UBS and 11 other banks agreed in principle with the plaintiffs to settle the class action for a total of USD 10 million. The settlement is subject to final documentation and court approval.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Hong Kong Monetary Authority, FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In December 2019, UBS entered into an agreement with representatives of the class of USD lenders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. On 26 March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety.

Other benchmark class actions in the US: In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including a federal antitrust claim, for lack of standing. In 2015, this court dismissed the plaintiffs’ federal racketeering claims on the same basis and affirmed its previous dismissal of the plaintiffs’ antitrust claims against UBS. In 2017, this court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs in the other Yen LIBOR, Euroyen TIBOR and the EURIBOR actions have appealed the dismissals. In April 2020, the appeals court reversed the dismissal of the Yen LIBOR / Euroyen TIBOR complaint. The other cases remain on appeal. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs in the CHF LIBOR and
SIBOR / SOR actions filed amended complaints following the dismissals, and the courts granted renewed motions to dismiss in July 2019 (SIBOR / SOR) and in September 2019 (CHF LIBOR). Plaintiffs in both actions have appealed. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs in the BBSW action filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint have moved to dismiss. In February 2020, the court in the BBSW action granted in part and denied in part defendants’ motions to dismiss the amended complaint. The court dismissed the GBP LIBOR action in August 2019, and plaintiffs appealed the dismissal in September 2019.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending. Similar class actions have been filed concerning European government bonds and other government bonds.

UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

Government sponsored entities (GSE) bonds: Starting in February 2019, class action complaints were filed in the US District Court for the Southern District of New York against UBS and other banks on behalf of plaintiffs who traded GSE bonds. A consolidated complaint was filed alleging collusion in GSE bond trading between 1 January 2009 and 1 January 2016. In December 2019, UBS and eleven other defendants agreed to settle the class action for a total of USD 250 million. The settlement is subject to court approval.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 March 2020 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 15   Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2020 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 16   Guarantees, commitments and forward starting transactions

The table below presents the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	Gross		Total gross	Sub-participations	Net
As of 31.3.20, USD million	Measured at fair value	Not measured at fair value
Total guarantees	969	17,830	18,800	(2,634)	16,166
Loan commitments	13,514	28,334	41,848	(817)	41,031
Forward starting transactions[1]
Reverse repurchase agreements	41,161	5,113	46,275
Securities borrowing agreements		9	9
Repurchase agreements	31,293	1,221	32,515

As of 31.12.19, USD million
Total guarantees	986	18,142	19,128	(2,646)	16,482
Loan commitments	6,308	27,547	33,856	(787)	33,069
Forward starting transactions[1]
Reverse repurchase agreements	20,284	1,657	21,941
Repurchase agreements	7,740	408	8,148
1 Cash to be paid in the future by either UBS AG or the counterparty.

Note 17   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate			Average rate[1]
	As of			For the quarter ended
	31.3.20	31.12.19	31.3.19	31.3.20	31.12.19	31.3.19
1 CHF	1.04	1.03	1.00	1.04	1.02	1.00
1 EUR	1.10	1.12	1.12	1.10	1.11	1.14
1 GBP	1.24	1.32	1.30	1.28	1.31	1.31
100 JPY	0.93	0.92	0.90	0.93	0.92	0.91

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollars. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

Note 18   Events after the reporting period

COVID-19 related developments after the balance sheet date

UBS AG has monitored and assessed information received after the end of the reporting period, until the first quarter 2020 report was approved for issuance on 1 May 2020. No new information has arisen that required UBS AG to adjust its financial position as of 31 March 2020. However, there is significant uncertainty regarding how the COVID-19 pandemic will continue to unfold, the duration of the pandemic and the extent of the economic recovery.

     While acknowledging that various government support measures may mitigate losses to some degree, UBS AG does expect elevated credit loss expenses to persist for at least as long as the COVID-19 containment measures continue. In particular, given that the current situation is very fluid, updates to scenarios, forecast economic conditions and management overlays may be required during 2020 as further information about the effects of the pandemic is received, including a potential deterioration in estimates of GDP and unemployment.

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in our external reports (annual, quarterly and other reports). We use APMs to provide a fuller picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in the table[1] below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Definition	Information content
Invested assets

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Recurring income – GWM	Calculated as the total of net interest income and recurring net fee income.	This measure provides information about the amount of the recurring net interest and fee income.
Recurring net fee income – GWM, P&C

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.

This measure provides information about the amount of recurring net fee income.
Transaction-based income – GWM, P&C

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income.
Cost / income ratio (%)	Calculated as operating expenses divided by operating income before credit loss expense or recovery.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Gross margin on invested assets (bps) – GWM, AM	Calculated as operating income before credit loss expense or recovery (annualized as applicable) divided by average invested assets.	This measure provides information about the operating income before credit loss expense or recovery of the business in relation to invested assets.
Net interest margin (bps) – P&C	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net margin on invested assets (bps) – GWM, AM	Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.	This measure provides information about the operating profit before tax of the business in relation to invested assets.
Net new business volume growth (%) – P&C	Calculated as total net inflows and outflows of client assets and loans during the period (annualized as applicable) divided by total business volume / client assets at the beginning of the period.	This measure provides information about the growth of the business volume as a result of net new business volume flows during a specific period.

Appendix

APM label	Calculation	Information content
Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth in comparison with the prior period.
Recurring income as a % of income – GWM	Calculated as net interest income and recurring net fee income divided by operating income before credit loss expense or recovery.	This measure provides information about the proportion of recurring income in operating income.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized operating income before credit loss expense or recovery divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to leverage ratio denominator.
Return on risk-weighted assets, gross (%)	Calculated as annualized operating income before credit loss expense or recovery divided by average risk-weighted assets.	This measure provides information about the revenues of the business in relation to risk-weighted assets.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Total book value per share (USD and CHF2)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Total tangible book value per share (USD and CHF2)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Loan penetration (%)	Calculated as loans divided by invested assets.	This measure provides information about the loan volume in relation to invested assets.
Mandate penetration (%)	Calculated as mandate volume divided by invested assets.	This measure provides information about mandate volume in relation to invested assets.

1  The table contains APMs that are used across our external reports (annual, quarterly and other reports). Not all of the listed APMs may appear in this particular report. 2   Total book value per share and total tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                  available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Appendix

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right or Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized corporate

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides the translation into German of our Annual Report.

Annual Review (SAP No. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian.

Compensation Report (SAP No. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in .pdf format at www.ubs.com/investors, under “UBS Group AG and UBS AG financial information”, and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at www.ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at www.ubs.com/investors  provides the following information about UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission; information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information about the internet is available in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Playbacks of most presentations can be downloaded from www.ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under “UBS news alert” at www.ubs.com/global/en/investor-relations/contact/
investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (the SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: www.sec.gov. Refer to www.ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The outbreak of COVID-19 and the measures being taken globally to reduce the peak of the resulting pandemic will likely have a significant adverse effect on global economic activity, including in China, the United States and Europe, and an adverse effect on the credit profile of some of our clients and other market participants, which may result in an increase in expected credit loss expense and credit impairments. The unprecedented scale of the measures to control the COVID-19 outbreak create significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our businesses, but not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and other changes related to the COVID-19 pandemic; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across UBS or other measures, and the effect these will or would have on UBS’s business activities; (vii) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (viii) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from the UK’s exit from the EU; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xxi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2019. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

ubs.com

Risk factor

Our results of operations and financial condition have been, and will likely continue to be, adversely affected by the COVID-19 pandemic.

The spread of the coronavirus disease (COVID-19) pandemic and the governmental measures taken to contain the pandemic have significantly adversely affected, and will likely continue to adversely affect, global economic conditions, resulting in meaningful contraction in the global economy, substantial volatility in the financial markets, increased unemployment, increased credit and counterparty risk, and operational challenges such as the temporary closures of businesses, sheltering-in-place directives and increased remote work protocols. Governments and central banks around the world have reacted to the economic crisis caused by the pandemic by implementing stimulus and liquidity programs and cutting interest rates, though it is unclear whether these or future actions will be successful in countering the economic disruption. If the pandemic is prolonged or the actions of governments and central banks are unsuccessful, the adverse impact on the global economy will deepen, and our results of operations and financial condition in future quarters will be adversely affected.

As of April 2020, the COVID-19 pandemic has affected all of our businesses, and these effects will likely be greater in future quarters if adverse conditions persist. These effects have included declines in asset prices, significantly increased volatility, lower or negative interest rates, widening of credit spreads and credit deterioration. These effects have resulted in decreases in the valuation of loans and commitments, an increase in the allowance for credit losses, lower valuations of certain classes of trading assets, and reduced net interest income due to lower interest rates. While these effects were offset by high levels of client trading activity in the first quarter of 2020, this level of activity may not persist in future quarters.

Should these global market conditions be prolonged or worsen, or the pandemic lead to additional market disruptions, we may experience reduced client activity and demand for our products and services, increased utilization of lending commitments, more client defaults, higher credit and valuation losses in our loan portfolios, loan commitments and other assets, and impairments of other financial assets. In addition, the sharp decline in interest rates will further decrease [net] interest margins. A decline in invested assets will also reduce recurring fee income in our Global Wealth Management and Asset Management businesses. These factors and other consequences of the COVID-19 pandemic may negatively affect our financial condition, including possible constraints on capital and liquidity, as well as a higher cost of capital, and possible changes or downgrades to our credit ratings

Although we have moved a substantial portion of our workforce to work-from-home solutions, including client-facing and trading staff, if significant portions of our workforce, including key personnel, are unable to work effectively because of illness, government actions, or other restrictions in connection with the pandemic, the adverse effects of the pandemic on our businesses could be exacerbated. In addition, with most of our staff working from outside our offices, we face new challenges and operational risks, including maintenance of supervisory and surveillance controls, as well as increased fraud and data security risks. While we have taken measures to manage these risks, such measures have never been tested on the scale or duration that we are currently experiencing, and there is risk that these measures will not be effective in the current unprecedented operating environment.

The extent to which the pandemic, and the related economic distress, affect our businesses, results of operations and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, future actions taken by governmental authorities, central banks and other third parties in response to the pandemic, and the effects on our customers, counterparties, employees and third-party service providers. Moreover, the effects of the pandemic may heighten the other risks described in the “Risk Factors” section of our Annual Report 2019 and in our First Quarter 2020 Report.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and on Form F-4 (Registration Number 333-234705), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:     /s/ Sergio Ermotti                       _____

Name:  Sergio Ermotti

Title:    President of the Executive Board

By:     /s/ Kirt Gardner                          _____

Name:  Kirt Gardner

Title:    Chief Financial Officer

By:     /s/ Todd Tuckner                        _____

      Name: Todd Tuckner

      Title:    Group Controller and

            Chief Accounting Officer

Date:  May 4, 2020